FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2019.

2.	(English Translation) Confirmation Letter.

The registrant hereby incorporates Exhibits 1 and 2 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-229191) of the registrant, filed with the SEC on January 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 20, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2019

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Nine months ended December 31, 2018	Nine months ended December 31, 2019	Three months ended December 31, 2018	Three months ended December 31, 2019	Year ended March 31, 2019
Total revenue	(Mil yen)	1,336,766	1,582,733	457,400	497,450	1,835,118
Net revenue	(Mil yen)	815,516	1,050,359	260,597	334,978	1,116,770
Income (loss) before income taxes	(Mil yen)	(62,054)	272,979	(76,164)	69,687	(37,701)
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	(101,286)	251,473	(95,276)	57,066	(100,442)
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	(42,280)	222,119	(101,999)	66,105	(70,136)
Total equity	(Mil yen)	2,706,011	2,789,623	—	—	2,680,793
Total assets	(Mil yen)	45,113,023	46,242,334	—	—	40,969,439
Net income (loss) attributable to NHI shareholders per share —basic	(Yen)	(30.01)	77.36	(28.52)	18.07	(29.90)
Net income (loss) attributable to NHI shareholders per share —diluted	(Yen)	(30.03)	75.65	(28.52)	17.63	(29.92)
Total NHI shareholders’ equity as a percentage of total assets	(%)	5.9	5.8	—	—	6.4
Cash flows from operating activities	(Mil yen)	(440,760)	419,277	—	—	(361,165)
Cash flows from investing activities	(Mil yen)	(2,872)	217,804	—	—	(112,503)
Cash flows from financing activities	(Mil yen)	483,207	(159,920)	—	—	761,191
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	(Mil yen)	2,439,146	3,152,558	—	—	2,687,132

1

The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

2. Business Overview

There were no significant changes to the businesses of the Company and its 1,363 consolidated subsidiaries for the nine months ended December 31, 2019.

There were 14 affiliated companies which were accounted for by the equity method as of December 31, 2019.

Item 2. Operating and Financial Review

1. Risk Factors

There is no significant change in our Risk Factors for the nine months ended December  31, 2019 and until the submission date of this report.

2. Operating, Financial and Cash Flow Analysis by Management

(1) Operating Results

Nomura reported net revenue of ¥1,050.4 billion, non-interest expenses of ¥777.4 billion, income before income taxes of ¥273.0 billion, and net income attributable to NHI shareholders of ¥251.5 billion for the nine months ended December 31, 2019.

The breakdown of net revenue and non-interest expenses on the consolidated statements of income are as follows:

	Millions of yen
	Nine months ended December 31
	2018	2019
Commissions	¥226,954	¥212,743
Brokerage commissions	159,971	141,703
Commissions for distribution of investment trust	44,906	48,036
Other	22,077	23,004
Fees from investment banking	76,207	76,379
Underwriting and distribution	46,246	35,067
M&A / financial advisory fees	20,219	29,467
Other	9,742	11,845
Asset management and portfolio service fees	186,312	180,909
Asset management fees	174,345	168,853
Other	11,967	12,056
Net gain on trading	244,586	327,700
Gain (loss) on private equity investments	1,335	3,275
Net interest	51,585	86,030
Gain (loss) on investments in equity securities	(8,864)	1,488
Other	37,401	161,835

Net revenue	¥815,516	¥1,050,359

	Millions of yen
	Nine months ended December 31
	2018	2019
Compensation and benefits	¥372,428	¥374,514
Commissions and floor brokerage	64,335	74,565
Information processing and communications	123,232	126,939
Occupancy and related depreciation	48,692	53,756
Business development expenses	27,354	24,243
Other	241,529	123,363

Non-interest expenses	¥877,570	¥777,380

Business Segment Information

Results by business segment are noted below.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of income are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information.”

Net revenue

	Millions of yen
	Nine months ended December 31
	2018	2019
Retail	¥265,325	¥247,565
Asset Management	66,948	85,581
Wholesale	413,148	502,711
Other (Incl. elimination)	79,117	219,279

Total	¥824,538	¥1,055,136

Non-interest expenses

	Millions of yen
	Nine months ended December 31
	2018	2019
Retail	¥219,136	¥216,546
Asset Management	47,191	48,073
Wholesale	511,532	420,580
Other (Incl. elimination)	99,711	92,181

Total	¥877,570	¥777,380

Income (loss) before income taxes

	Millions of yen
	Nine months ended December 31
	2018	2019
Retail	¥46,189	¥31,019
Asset Management	19,757	37,508
Wholesale	(98,384)	82,131
Other (Incl. elimination)	(20,594)	127,098

Total	¥(53,032)	¥277,756

Retail

Net revenue was ¥247.6 billion, a decline from the same period in the relevant year primarily due to a decrease of sales of stocks and investment trusts although market confidence has been recovered lately. Non-interest expenses were ¥216.5 billion and income before income taxes was ¥31.0 billion. Retail client assets were ¥122.3 trillion as of December 31, 2019, a ¥7.6 trillion increase from March 31, 2019.

Asset Management

Net revenue was ¥85.6 billion, an increase from the same period in the relevant year resulted from AuM increase. Non-interest expenses were ¥48.1 billion and income before income taxes was ¥37.5 billion. Assets under management were ¥55.6 trillion as of December 31, 2019, a ¥4.2 trillion increase from March 31, 2019, primarily due to decline in the market.

Wholesale

Net revenue was ¥502.7 billion. Non-interest expenses were ¥420.6 billion and income before income taxes was ¥82.1 billion.

The breakdown of net revenue for Wholesale is as follows.

	Millions of yen
	Nine months ended December 31
	2018	2019
Global Markets	¥339,441	¥428,642
Investment Banking	73,707	74,069

Net revenue	¥413,148	¥502,711

Global Markets net revenue was ¥428.6 billion. Fixed Income net revenue decreased from ¥164.8 billion in the relevant year to ¥259.4 billion because of the high market volatility, which led to a favorable environment for the trading business. Equities net revenue slightly decreased from ¥174.7 billion in the relevant year to ¥169.2 billion due to lower performance in Asia. Investment banking net revenue was ¥74.1 billion.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the nine months ended December 31, 2019 include losses from changes in the fair value of derivative liabilities of ¥0.7 billion attributable to the change in Nomura’s own creditworthiness and gains from changes in counterparty credit spread of ¥2.7 billion. Net revenue was ¥219.3 billion, primarily due to the realized gain of ¥73,293 million by the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd. Non-interest expenses were ¥92.2 billion and income before income taxes was ¥127.1 billion for the nine months ended December 31, 2019.

Cyber Security Incident

In June 2018, one of our foreign subsidiaries recently experienced a cyber incident that resulted in the unauthorized access to certain of its systems including client information. We may suffer financial loss through reputational damage, legal liability and enforcement actions against us, and expect to incur increased costs for our operations generally, resulting from and in connection with the remediation of this incident and to strengthen and enhance cyber security within other Nomura group companies.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(6) Liquidity and Capital Resources.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of December 31, 2019.

	Millions of yen
	December 31, 2019
	Funded	Unfunded	Total
Europe	¥76,217	¥255,041	¥331,258
Americas	40,879	154,114	194,993
Asia and Oceania	268	42,467	42,735

Total	¥117,364	¥451,622	¥568,986

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Item 4. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities.”

2) Fair Value of Financial Instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis was 5% as of December 31, 2019 as listed below:

	Billions of yen
	December 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥8,017	¥9,542	¥759	¥—	¥18,318
Derivative assets	19	13,937	130	(13,145)	941

Total	¥8,036	¥23,479	¥889	¥(13,145)	¥19,259

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2019	December 31, 2019
Equity	¥1.1	¥1.4
Interest rate	2.8	4.8
Foreign exchange	1.9	2.5

Subtotal	5.8	8.7
Diversification benefit	(1.3)	(2.3)

VaR	¥4.5	¥6.3

	Billions of yen
	Nine months ended December 31, 2019
	Maximum(1)	Minimum(1)	Average(1)
VaR	¥6.9	¥3.6	¥5.4

(1)	Represents the maximum, average and minimum VaR based on all daily calculations over the nine-month period.

(4) Deferred Tax Assets Information

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of December 31, 2019.

Millions of yen
December 31, 2019
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥17,447
Investments in subsidiaries and affiliates	2,768
Valuation of financial instruments	57,605
Accrued pension and severance costs	29,518
Other accrued expenses and provisions	50,190
Operating losses	343,102
Lease liabilities	49,001
Other	8,075

Gross deferred tax assets	557,706
Less—Valuation allowance	(414,716)

Total deferred tax assets	142,990

Deferred tax liabilities
Investments in subsidiaries and affiliates	86,931
Valuation of financial instruments	43,294
Undistributed earnings of foreign subsidiaries	2,376
Valuation of fixed assets	8,758
Right-of-use assets	48,817
Other	1,976

Total deferred tax liabilities	192,152

Net deferred tax assets (liabilities)	¥(49,162)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Qualitative Disclosures about Market Risk

1) Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) business risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks.

2) Global Risk Management Structure

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up a framework for managing the risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Moreover, the Group Integrated Risk Management Committee (“GIRMC”), upon delegation from the Executive Management Board (“EMB”), has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market factors (interest rates, foreign exchange rates, prices of securities and others). Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, VaR, Stressed VaR (“SVaR”) and Incremental Risk Charge (“IRC”). In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set delegated authority which enables CRM personnel to set Credit limits.

Credit risk is managed by CRM together with various global and regional risk committees. This ensures transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

CRM operates as a credit risk control function within the Risk Management Division, reporting to the Chief Risk Officer. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal credit ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation;

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk weighted asset since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Operational Risk Management

Operational risk is the risk of loss arising from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Nomura adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which co-ordinates Nomura’s operational risk framework and its implementation, and provides challenge to the 1st Line of Defence

3)	3rd Line of Defence: Internal Audit, who provide independent assurance

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GIRMC, with delegated authority from the EMB has formal oversight over the management of operational risk.

Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the Financial Services Agency of Japan (“FSA”), to establish the amount of required operational risk capital.

Model Risk Management

Nomura uses risk models for regulatory and economic capital calculations and valuation models for pricing and sensitivity calculations of positions. Model risk is the risk of loss arising from model errors or incorrect or inappropriate model application with regard to valuation models and risk models. Errors can occur at any point from model assumptions through to implementation. In addition, the quality of model outputs depends on the quality of model parameters and any input data. Even a fundamentally sound model producing accurate outputs consistent with the design objective of the model may exhibit high model risk if it is misapplied or misused. To address these risks, Nomura has established its model risk appetite, which includes a qualitative statement and a quantitative measure. The qualitative statement for model risk specifies that it is expected that models are used correctly and appropriately. The quantitative risk appetite measure is based on Nomura’s assessment of the potential loss arising from model risk.

Nomura has documented policies and procedures in place, approved by the GIRMC and/or GRSC, which define the process and validation requirements for implementing changes to valuation and risk models. Before these models are put into official use, the Model Validation Group (“MVG”) is responsible for validating their integrity and comprehensiveness independently from those who design and build them. All models are also subject to an annual re-approval process by MVG to ensure they remain suitable.

In addition, a Model Performance Monitoring process has been established to identify and assess specific events, that can indicate that a Model is not performing as it should or is potentially unsuitable and to determine what actions (for example, additional validation work) might be necessary. For changes with an impact above certain materiality thresholds, model approval is required.

(6) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio issued by the FSA.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of December 31, 2019, our liquidity portfolio was ¥5,303.2 billion which sufficiently met liquidity requirements under the stress scenarios.

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets was sufficient against our total unsecured debt maturing within one year.

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt.

3.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2019 and December 31, 2019.

	Billions of yen
	March 31, 2019	December 31, 2019
Short-term bank borrowings	¥107.0	¥135.7
Other loans	231.4	158.5
Commercial paper	313.0	473.7
Deposits at banking entities	1,149.1	1,052.9
Certificates of deposit	11.1	7.1
Debt securities maturing within one year	707.2	967.2

Total short-term unsecured debt	¥2,518.8	¥2,795.1

3.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, Nomura Securities Co. Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, and Nomura International Funding Pte. Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2019 and December 31, 2019.

	Billions of yen
	March 31, 2019	December 31, 2019
Long-term deposits at banking entities	¥232.5	¥177.1
Long-term bank borrowings	2,727.5	2,627.3
Other loans	87.9	82.9
Debt securities(1)	3,435.6	3,357.9

Total long-term unsecured debt	¥6,483.5	¥6,245.2

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3 Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowings are likely to be called.

3.4 Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “Collateralized transactions” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of December 31, 2019, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision.” To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended December 31, 2019 was 192.3%, and Nomura was compliant with requirements of the above notices. As for the NSFR, it is not yet implemented in Japan.

Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents’ balance as of December 31, 2018 and as of December 31, 2019 were ¥2,439.1 billion and ¥3,152.6 billion, respectively. Cash flows from operating activities for the nine months ended December 31, 2018 were outflows of ¥440.8 billion due primarily to an increase in Trading assets and private equity investments and for the comparable period in 2019 were inflows of ¥419.3 billion due primarily to an increase in Trading liabilities. Cash flows from investing activities for the nine months ended December 31, 2018 were outflows of ¥2.9 billion due primarily to Increase in loans receivable at banks, net and for the comparable period in 2019 were inflows of ¥217.8 billion due primarily to Decrease in investments in affiliated companies, net. Cash flows from financing activities for the nine months ended December 31, 2018 were inflows of ¥483.2 billion due primarily to an increase in Long-term borrowings and for the comparable period in 2019 were outflows of ¥159.9 billion due primarily to a decrease in Deposits received at banks, net.

Balance Sheet and Financial Leverage

Total assets as of December 31, 2019, were ¥46,242.3 billion, an increase of ¥5,272.9 billion compared with ¥40,969.4 billion as of March 31, 2019, primarily due to an increase in Trading assets and Securities purchased under agreements to resell. Total liabilities as of December 31, 2019, were ¥43,452.7 billion, an increase of ¥5,164.1 billion compared with ¥38,288.6 billion as of March 31, 2019, primarily due to an increase in Securities sold under agreements to repurchase. NHI shareholders’ equity as of December 31, 2019, was ¥2,701.2 billion, an increase of ¥70.1 billion compared with ¥2,631.1 billion as of March 31, 2019, primarily due to an increase in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2019		December 31, 2019
NHI shareholders’ equity	¥2,631.1		¥2,701.2
Total assets	40,969.4		46,242.3
Adjusted assets(1)	23,662.5		26,687.4
Leverage ratio(2)	15.6	x	17.1	x
Adjusted leverage ratio(3)	9.0	x	9.9	x
(1) Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
	Billions of yen
	March 31, 2019		December 31, 2019
Total assets	¥40,969.4		¥46,242.3
Less:
Securities purchased under agreements to resell	13,194.5		15,632.8
Securities borrowed	4,112.4		3,922.1

Adjusted assets	¥23,662.5		¥26,687.4

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 12.9%, primarily due to an increase in Trading assets and Securities purchased under agreements to resell. NHI shareholders’ equity increased by 2.7%, primarily due to an increase in Retained earnings. As a result, our leverage ratio rose from 15.6 times as of March 31, 2019 to 17.1 times as of December 31, 2019.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio rose from 9.0 times as of March 31, 2019 to 9.9 times as of December 31, 2019.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of December 31, 2019, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) was 18.06%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) was 19.25% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) was 19.58% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of December 31, 2019 was 7.61% for common equity Tier 1 capital ratio, 9.11% for Tier 1 capital ratio and 11.11% for consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of December 31, 2019.

Billions of yen, except ratios
December 31, 2019
Common equity Tier 1 capital	¥2,534.3
Tier 1 capital	2,701.1
Total capital	2,747.2
Risk-Weighted Assets
Credit risk-weighted assets	7,156.8
Market risk equivalent assets	4,305.6
Operational risk equivalent assets	2,565.7

Total risk-weighted assets	¥14,028.1

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	18.06%
Tier 1 capital ratio	19.25%
Consolidated capital adequacy ratio	19.58%

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notices. And we have started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. Management receives and reviews this consolidated leverage ratio on a regular basis. As of December 31, 2019, our consolidated leverage ratio was 4.84%.

Credit Ratings

On August 2, 2019, S&P Global Ratings downgraded the long-term issuer credit rating of the Company to BBB+ from A-. S&P Global Ratings also downgraded the long-term issuer credit rating of Nomura Securities Co., Ltd. (“NSC”) to A- from A, and the short-term credit rating of NSC to A-2 from A-1.

(7) Current Challenges

The new challenges on operating and financing activities that arose during the nine months ended December 31, 2019 and until the submission date of this Quarterly Securities Report are as follows:

In March, 2019, an incident occurred whereby information related to the listing and delisting criteria for the upper market currently under review by the Tokyo Stock Exchange was handled improperly from the viewpoint of ensuring fair and sound markets in the course of communicating information at Nomura Securities Co., Ltd.

On May 28, 2019, the Financial Services Agency of Japan (“FSA”) issued a business improvement order against Nomura Holdings, Inc. and Nomura Securities Co., Ltd. as for management systems of information control.

On May 24, 2019, senior management submitted a remediation action plan including the following three points to the Board of

Directors that was approved on this day and announced.

I. Embed a conduct risk mindset that fulfills the role the public expects financial institutions to play, and create an environment to maintain and improve self-discipline

II. Reorganize the Wholesale Equities business to ensure that our people are incentivized to contribute to the development of the capital markets

III. Establish a framework to tightly control not only corporate confidential information, but also non-public information that could materially affect investment decisions

On June 3, 2019, we submitted reports on our business improvement measures to the FSA.

As for the progress of this Remediation Action Plan, top management itself review about the progress of this Remediation Action Plan in the Executive Management Board and discuss the effectiveness to amend it if necessary. And the progress of this Remediation Action Plan has been periodically reported to the Board of Directors. On December 3 2019, we published the Nomura Group Code of Conduct, which sets out guidelines for Nomura Group directors, officers and employees to uphold the highest standards of ethics and integrity.

By fully implementing the remediation action plan, we will further strengthen our internal control framework and work together as one firm to regain the trust of our clients and all other concerned parties.

3. Significant Contracts

Not applicable.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by the type of stock and the “Total” is the number of authorized share capital as referred in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2019	Number of Issued Shares as of February 14, 2020	Trading Markets	Details
Common stock	3,493,562,601	3,493,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(2)
			Singapore Exchange
			New York Stock Exchange

Total	3,493,562,601	3,493,562,601	—	—

(1)

Shares that may have increased from exercise of stock options between February 1, 2020 and the submission date (February 14, 2020) are not included in the number of issued shares as of the submission date.

(2)	Listed on the First Section of each stock exchange.

(2) Stock Acquisition Rights

A. Stock option

Not applicable in this quarter.

B. Other stock acquisition rights

Not applicable in this quarter.

(3) Exercise of Moving Strike Bonds with Subscription Warrant

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

			Millions of yen
Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity— Common stock	Shareholders’ Equity— Common stock	Increase/Decrease of Additional capital reserve	Additional capital reserve
December 31, 2019	—	3,493,562,601	—	594,493	—	559,676

(5) Major Shareholders

Not applicable as this is the third quarter.

(6) Voting Rights

The “Voting Rights” as of the end of the current third quarter is presented as of September 30, 2019, the most recent cutoff date, because the number of beneficiary shareholders as of December 31, 2019, could not be ascertained.

A. Outstanding Shares

	As of September 30, 2019
	Number of Shares			Number of Votes	Description
Stock without voting right			—	—	—
Stock with limited voting right (Treasury stocks, etc.)			—	—	—
Stock with limited voting right (Others)			—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)
	Common stock		261,367,900	—	—
	(Crossholding Stocks	)
	Common stock		1,005,000	—	—
Stock with full voting right (Others)	Common stock		3,229,611,900	32,296,119	—
Shares less than 1 unit	Common stock		1,577,801	—	Shares less than 1 unit (100 shares)

Total Shares Issued			3,493,562,601	—	—

Voting Rights of Total Shareholders			—	32,296,119	—

Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 50 treasury stocks.

B. Treasury Stocks

		As of September 30, 2019
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-ku, Tokyo, Japan	261,367,900	—	261,367,900	7.48
(Crossholding Stocks)
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishishinjuku, Shinjuku-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Japan Corporation.	2-1-3, Nihonbashihoridomecho, Chuo-ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		262,372,900	—	262,372,900	7.51

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)

The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and presentations which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

(2)

The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed a quarterly review of the consolidated financial statements for the nine and three months ended December 31, 2019.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the nine and three months ended December 31, 2019, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	March 31, 2019	December 31, 2019
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥2,686,659	¥3,152,017
Time deposits		289,753	266,708
Deposits with stock exchanges and other segregated cash		285,457	316,822

Total cash and cash deposits		3,261,869	3,735,547

Loans and receivables:
Loans receivable (including ¥664,585 million and ¥814,580 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2, 7	2,544,218	2,943,499
Receivables from customers (including ¥8,318 million and ¥4,191 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2, 4	449,706	406,029
Receivables from other than customers		892,283	513,962
Allowance for doubtful accounts	*7	(4,169)	(6,069)

Total loans and receivables		3,882,038	3,857,421

Collateralized agreements:
Securities purchased under agreements to resell (including ¥647,545 million and ¥542,587 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2	13,194,543	15,632,816
Securities borrowed		4,112,416	3,922,106

Total collateralized agreements		17,306,959	19,554,922

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥5,200,360 million and ¥5,242,264 million as of March 31, 2019 and December 31, 2019, respectively; including ¥10,273 million and ¥10,844 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2, 3	14,355,712	16,672,458
Private equity investments (including ¥4,047 million and ¥5,873 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2	30,077	39,112

Total trading assets and private equity investments		14,385,789	16,711,570

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥416,052 million and ¥417,071 million as of March 31, 2019 and December 31, 2019, respectively)		349,365	460,101
Non-trading debt securities	*2	460,661	465,999
Investments in equity securities	*2	138,447	129,940
Investments in and advances to affiliated companies		436,220	362,406
Other (including ¥151,233 million and ¥146,553 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2, 9	748,091	964,428

Total other assets		2,132,784	2,382,874

Total assets		¥40,969,439	¥46,242,334

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Notes	Millions of yen
		March 31, 2019	December 31, 2019
LIABILITIES AND EQUITY
Short-term borrowings (including ¥362,612 million and ¥419,068 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2	¥841,758	¥1,067,890
Payables and deposits:
Payables to customers	*4	1,229,083	1,174,953
Payables to other than customers		1,146,336	1,292,192
Deposits received at banks (including ¥—million and ¥10,737 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2	1,392,619	1,237,028

Total payables and deposits		3,768,038	3,704,173

Collateralized financing:
Securities sold under agreements to repurchase (including ¥159,430 million and ¥112,009 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2	15,036,503	19,387,218
Securities loaned (including ¥131,677 million and ¥137,231 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2	1,229,595	1,266,228
Other secured borrowings		418,305	317,138

Total collateralized financing		16,684,403	20,970,584

Trading liabilities	*2, 3	8,219,811	8,626,238
Other liabilities (including ¥15,011 million and ¥14,540 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2, 9	858,867	1,172,645
Long-term borrowings (including ¥3,576,293 million and ¥3,916,212 million measured at fair value by applying the fair value option as of March 31, 2019 and December 31, 2019, respectively)	*2	7,915,769	7,911,181

Total liabilities		38,288,646	43,452,711

Commitments and contingencies	*15
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2019 and December 31, 2019
Issued—3,493,562,601 shares as of March 31, 2019 and December 31, 2019
Outstanding—3,310,800,799 shares as of March 31, 2019 and 3,091,699,199 shares as of December 31, 2019		594,493	594,493
Additional paid-in capital		687,761	683,304
Retained earnings		1,486,825	1,695,182
Accumulated other comprehensive income	*14	(29,050)	(58,404)

Total NHI shareholders’ equity before treasury stock		2,740,029	2,914,575
Common stock held in treasury, at cost—182,761,802 shares as of March 31, 2019 and 401,863,402 shares as of December 31, 2019		(108,968)	(213,408)

Total NHI shareholders’ equity		2,631,061	2,701,167

Noncontrolling interests		49,732	88,456
Total equity		2,680,793	2,789,623

Total liabilities and equity		¥40,969,439	¥46,242,334

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2019	December 31, 2019
Cash and cash deposits	¥20	¥15
Trading assets and private equity investments	1,273	1,282
Other assets	126	50

Total assets	¥1,419	¥1,347

Trading liabilities	¥23	¥19
Other liabilities	3	3
Borrowings	1,035	1,007

Total liabilities	¥1,061	¥1,029

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Income (UNAUDITED)

	Notes	Millions of yen
		Nine months ended December 31
		2018	2019
Revenue:
Commissions	*4	¥226,954	¥212,743
Fees from investment banking	*4	76,207	76,379
Asset management and portfolio service fees	*4	186,312	180,909
Net gain on trading	*2, 3	244,586	327,700
Gain on private equity investments		1,335	3,275
Interest and dividends		572,835	618,404
Gain (loss) on investments in equity securities		(8,864)	1,488
Other	*4	37,401	161,835

Total revenue		1,336,766	1,582,733
Interest expense		521,250	532,374

Net revenue		815,516	1,050,359

Non-interest expenses:
Compensation and benefits		372,428	374,514
Commissions and floor brokerage		64,335	74,565
Information processing and communications		123,232	126,939
Occupancy and related depreciation		48,692	53,756
Business development expenses		27,354	24,243
Other	*9	241,529	123,363

Total non-interest expenses		877,570	777,380

Income (loss) before income taxes		(62,054)	272,979
Income tax expense	*13	36,331	16,379

Net income (loss)		¥(98,385)	¥256,600
Less: Net income attributable to noncontrolling interests		2,901	5,127

Net income (loss) attributable to NHI shareholders		¥(101,286)	¥251,473

	Notes	Yen
		Nine months ended December 31
		2018	2019
Per share of common stock:	*10
Basic—
Net income (loss) attributable to NHI shareholders per share		¥(30.01)	¥77.36
Diluted—
Net income (loss) attributable to NHI shareholders per share		¥(30.03)	¥75.65

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	Millions of yen
		Three months ended December 31
		2018	2019
Revenue:
Commissions	*4	¥72,715	¥79,289
Fees from investment banking	*4	33,129	26,803
Asset management and portfolio service fees	*4	60,591	61,020
Net gain on trading	*2, 3	96,947	109,266
Gain on private equity investments		461	1,503
Interest and dividends		214,542	203,050
Gain (loss) on investments in equity securities		(9,852)	2,243
Other	*4	(11,133)	14,276

Total revenue		457,400	497,450
Interest expense		196,803	162,472

Net revenue		260,597	334,978

Non-interest expenses:
Compensation and benefits		118,928	128,987
Commissions and floor brokerage		23,821	24,568
Information processing and communications		41,756	42,821
Occupancy and related depreciation		15,852	16,276
Business development expenses		9,121	8,509
Other	*9	127,283	44,130

Total non-interest expenses		336,761	265,291

Income (loss) before income taxes		(76,164)	69,687
Income tax expense	*13	19,698	10,337

Net income (loss)		¥(95,862)	¥59,350
Less: Net income (loss) attributable to noncontrolling interests		(586)	2,284

Net income (loss) attributable to NHI shareholders		¥(95,276)	¥57,066

	Notes	Yen
		Three months ended December 31
		2018	2019
Per share of common stock:	*10
Basic—
Net income (loss) attributable to NHI shareholders per share		¥(28.52)	¥18.07
Diluted—
Net income (loss) attributable to NHI shareholders per share		¥(28.52)	¥17.63

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2018	2019
Net income (loss)	¥(98,385)	¥256,600
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	35,040	(16,837)
Deferred income taxes	(1,702)	67

Total	33,338	(16,770)
Defined benefit pension plans:
Pension liability adjustment	2,039	4,167
Deferred income taxes	(995)	625

Total	1,044	4,792
Own credit adjustments:
Own credit adjustments:	31,350	(19,640)
Deferred income taxes	(5,982)	2,256

Total	25,368	(17,384)

Total other comprehensive income (loss)	59,750	(29,362)

Comprehensive income (loss)	¥(38,635)	¥227,238
Less: Comprehensive income attributable to noncontrolling interests	3,645	5,119

Comprehensive income (loss) attributable to NHI shareholders	¥(42,280)	¥222,119

	Millions of yen
	Three months ended December 31
	2018	2019
Net income (loss)	¥(95,862)	¥59,350
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(29,257)	22,483
Deferred income taxes	264	(178)

Total	(28,993)	22,305
Defined benefit pension plans:
Pension liability adjustment	(25)	1,162
Deferred income taxes	(188)	(287)

Total	(213)	875
Own credit adjustments:
Own credit adjustments:	26,630	(16,484)
Deferred income taxes	(4,602)	2,775

Total	22,028	(13,709)

Total other comprehensive income (loss)	(7,178)	9,471

Comprehensive income (loss)	¥(103,040)	¥68,821
Less: Comprehensive income (loss) attributable to noncontrolling interests	(1,041)	2,716

Comprehensive income (loss) attributable to NHI shareholders	¥(101,999)	¥66,105

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2018	2019
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	675,280	687,761
Stock-based compensation awards	8,245	(4,457)

Balance at end of period	683,525	683,304

Retained earnings
Balance at beginning of year	1,696,890	1,486,825
Cumulative effect of change in accounting principle(1)	1,564	5,592
Net income (loss) attributable to NHI shareholders	(101,286)	251,473
Cash dividends(2)	(10,147)	(48,477)
Gain (loss) on sales of treasury stock	(1,020)	(231)
Cancellation of treasury stock	(89,916)	—

Balance at end of period	1,496,085	1,695,182

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)	17,833
Net change during the period	32,594	(16,762)

Balance at end of period	16,998	1,071

Defined benefit pension plans
Balance at beginning of year	(47,837)	(71,107)
Pension liability adjustment	1,044	4,792

Balance at end of period	(46,793)	(66,315)

Own credit adjustments
Balance at beginning of year	4,077	24,224
Own credit adjustments	25,368	(17,384)

Balance at end of period	29,445	6,840

Balance at end of period	(350)	(58,404)

Common stock held in treasury
Balance at beginning of year	(157,987)	(108,968)
Repurchases of common stock	(51,711)	(117,720)
Sales of common stock	0	0
Common stock issued to employees	8,972	13,280
Cancellation of common stock	89,916	—

Balance at end of period	(110,810)	(213,408)

Total NHI shareholders’ equity

Balance at end of period	2,662,943	2,701,167

Noncontrolling interests
Balance at beginning of year	50,504	49,732
Cash dividends	(2,457)	(1,483)
Net income attributable to noncontrolling interests	2,901	5,127
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	744	(8)
Purchase / sale of subsidiary shares, net	415	16,090
Other net change in noncontrolling interests	(9,039)	18,998

Balance at end of period	43,068	88,456

Total equity
Balance at end of period	¥2,706,011	¥2,789,623

(1)	Represents the adjustments to initially apply Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” for the nine months ended December 31, 2018 and ASU 2016-02, “Leases” for the nine months ended December 31, 2019.
(2)	Dividends per share	Nine months ended December 31, 2018 ¥ 3.00	Nine months ended December 31, 2019 ¥ 15.00

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen
	Three months ended December 31
	2018	2019
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	681,058	682,851
Gain (loss) on sales of treasury stock	—	(12)
Stock-based compensation awards	2,467	465

Balance at end of period	683,525	683,304

Retained earnings
Balance at beginning of year	1,681,445	1,638,347
Net income (loss) attributable to NHI shareholders	(95,276)	57,066
Gain (loss) on sales of treasury stock	(168)	(231)
Cancellation of treasury stock	(89,916)	—

Balance at end of period	1,496,085	1,695,182

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	45,536	(20,802)
Net change during the period	(28,538)	21,873

Balance at end of period	16,998	1,071

Defined benefit pension plans
Balance at beginning of year	(46,580)	(67,190)
Pension liability adjustment	(213)	875

Balance at end of period	(46,793)	(66,315)

Own credit adjustments
Balance at beginning of year	7,417	20,549
Own credit adjustments	22,028	(13,709)

Balance at end of period	29,445	6,840

Balance at end of period	(350)	(58,404)

Common stock held in treasury
Balance at beginning of year	(162,592)	(140,370)
Repurchases of common stock	(41,778)	(76,392)
Sales of common stock	0	0
Common stock issued to employees	3,644	3,354
Cancellation of common stock	89,916	—

Balance at end of period	(110,810)	(213,408)

Total NHI shareholders’ equity

Balance at end of period	2,662,943	2,701,167

Noncontrolling interests
Balance at beginning of year	45,233	80,297
Cash dividends	(222)	(209)
Net income (loss) attributable to noncontrolling interests	(586)	2,284
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(455)	432
Purchase / sale of subsidiary shares, net	—	1
Other net change in noncontrolling interests	(902)	5,651

Balance at end of period	43,068	88,456

Total equity
Balance at end of period	¥2,706,011	¥2,789,623

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2018	2019
Cash flows from operating activities:
Net income (loss)	¥(98,385)	¥256,600
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	43,356	47,029
Impairment of goodwill	81,372	—
(Gain) loss on investments in equity securities	8,864	(1,488)
(Gain) loss on investments in subsidiaries and affiliates(1)	6,887	(73,271)
Deferred income taxes	7,265	(16,684)
Changes in operating assets and liabilities:
Time deposits	(33,083)	16,944
Deposits with stock exchanges and other segregated cash	4,006	(34,402)
Trading assets and private equity investments	(2,254,436)	(2,418,152)
Trading liabilities	(667,780)	465,826
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	337,656	1,947,599
Securities borrowed, net of securities loaned	2,091,175	210,646
Other secured borrowings	15,315	(100,735)
Loans and receivables, net of allowance for doubtful accounts	106,354	(69,371)
Payables	12,950	120,614
Bonus accrual	(60,892)	4,001
Accrued income taxes, net	3,645	(21,401)
Other, net(1)	(45,029)	85,522

Net cash provided by (used in) operating activities	(440,760)	419,277

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(193,569)	(182,729)
Proceeds from sales of office buildings, land, equipment and facilities	182,661	175,170
Proceeds from sales of investments in equity securities	321	12,253
Decrease (increase) in loans receivable at banks, net	(21,167)	61,768
Decrease (increase) in non-trading debt securities, net	29,983	(6,855)
Decrease (increase) in affiliated companies, net(1)	(1,101)	159,792
Other, net(1)	—	(1,594)

Net cash provided by (used in) investing activities	(2,872)	217,804

Cash flows from financing activities:
Increase in long-term borrowings	1,593,679	1,525,873
Decrease in long-term borrowings	(1,200,563)	(1,606,841)
Increase in short-term borrowings, net	52,728	229,670
Increase (decrease) in deposits received at banks, net	136,246	(148,385)
Proceeds from sales of common stock held in treasury	303	281
Payments for repurchases of common stock held in treasury	(51,711)	(117,720)
Payments for cash dividends	(47,475)	(58,416)
Contribution from noncontrolling interests	—	15,618

Net cash provided by (used in) financing activities	483,207	(159,920)

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	44,703	(11,735)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	84,278	465,426
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	2,354,868	2,687,132

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥2,439,146	¥3,152,558

Supplemental information:
Cash paid during the period for—
Interest	¥508,850	¥536,782
Income tax payments, net	¥25,422	¥54,465

(1)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The following table presents a reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as reported within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Nine months ended December 31
	2018	2019
Cash and cash equivalents reported in Cash and cash equivalents	¥2,438,649	¥3,152,017
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	¥497	¥541

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥2,439,146	¥3,152,558

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“the Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has had an obligation to file an annual report on Form 20-F with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the nine and three months ended December 31, 2019. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interests in an entity or by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by a “financial controlling model”, which takes into account the ownership level of voting interests in an entity and other factors.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income (loss) before income taxes prepared under U.S. GAAP, therefore, was ¥9,008 million (lower) and ¥3,662 million (lower) for the nine months ended December 31, 2018 and 2019, respectively and ¥9,944 million (lower) and ¥2,193 million (lower) for the three months ended December 31, 2018 and 2019, respectively.

Unrealized gains and losses on non-trading debt and equity securities—

Under U.S. GAAP applicable to broker-dealers, non-trading securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these securities are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income (loss) before income taxes prepared under U.S. GAAP, therefore, was ¥875 million (lower) and ¥233 million (higher) for the nine months ended December 31, 2018 and 2019, respectively, and ¥1,233 million (higher) and ¥2,166 million (lower) for the three months ended December 31, 2018 and 2019, respectively for non-trading debt securities. Income (loss) before income taxes prepared under U.S. GAAP was ¥3,085 million (lower) and ¥567 million (lower) for the nine months ended December 31, 2018 and 2019, respectively, and ¥2,498 million (lower) and ¥273 million (lower) for the three months ended December 31, 2018 and 2019, respectively for non-trading equity securities.

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when a net gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Under Japanese GAAP, these gains or losses are amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and is tested for impairment periodically. Under Japanese GAAP, goodwill is amortized over certain periods of less than 20 years using the straight-line method. Therefore, under U.S. GAAP, Income (loss) before income taxes was ¥35,486 million (lower) and ¥2,620 million (higher) for the nine months ended December 31, 2018 and 2019, respectively, and ¥38,951 million (lower) and ¥607 million (higher) for the three months ended December 31, 2018 and 2019, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value with changes in fair value, net of applicable income taxes, recognized generally in other comprehensive income.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and financial liabilities which would otherwise be carried on a basis other than fair value (“the fair value option”). Where the fair value option is elected, the financial asset or financial liability is carried at fair value with changes in fair value are recognized in earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under U.S. GAAP, Income (loss) before income taxes was ¥30,881 million (lower) and ¥1,889 million (higher) for the nine months ended December 31, 2018 and 2019, respectively and ¥29,780 million (lower) and ¥6,663 million (lower) for the three months ended December 31, 2018 and 2019, respectively. In addition, non-marketable equity securities which are carried at fair value under U.S. GAAP applicable to broker-dealers are carried at cost less impairment loss under Japanese GAAP.

Offsetting of amounts related to certain contracts—

Under U.S. GAAP, an entity that is party to a master netting arrangement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Under Japanese GAAP, offsetting of such amounts is not permitted.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over periods of up to three years using the straight-line method.

Accounting for change in controlling interest in a consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent’s ownership interest decreases as a result of sales of a subsidiary’s common shares by the parent, and the subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of a controlling interest and a related valuation gain or loss is recognized in earnings. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet as adjusted for the share of net income or losses and other adjustments from initial acquisition through to the date of loss of a controlling interest multiplied by the ratio of the remaining shareholding percentage against the holding percentage prior to loss of control.

Stock-based and other compensation awards—

Under U.S.GAAP, Restricted Stock Units (“RSUs”) are classified as equity awards, and the total compensation cost is measured based on the fair value of the Company’s common stock on the grant date. Under Japanese GAAP, the total compensation cost of RSUs is measured by the amount of monetary compensation liabilities which is granted to management and employees. Therefore, under U.S. GAAP, Income (loss) before income taxes was ¥2,224 million (higher) and ¥562 million (lower) for the nine months ended December 31, 2018 and 2019, respectively and ¥872 million (higher) and ¥143 million (higher) for the three months ended December 31, 2018 and 2019, respectively.

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the three months ended September 30, 2019 and December 31, 2019.

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the three months ended June 30, 2019.

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-02, “Leases”(1)

• Replaces ASC 840 “Leases”, the current guidance on lease accounting, and revised the definition of a lease.

• Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

• Lessor accounting is largely unchanged from current guidance.

• Simplifies the accounting for sale leaseback and “build-to-suit” leases.

• Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

Modified retrospective adoption from April 1, 2019.(2)

¥169,277 million increase in Other Asset—Office buildings, land, equipment, and facilities, and ¥163,685 million increase in Other liabilities as a result of recognizing operating leases on the consolidated balance sheet as of April 1, 2019.

¥5,592 million increase in Retained earnings as of April 1, 2019 mainly due to changes in certain lease classifications.

(1)

As subsequently amended by ASU 2018-01 “Land Easement Practical Expedient for Transition to Topic 842”, ASU 2018-10 “Codification Improvements to Topic 842, Leases”, ASU 2018-11 “Leases (Topic 842): Targeted Improvements”, ASU 2018-20 “Leases (Topic 842): Narrow-Scope Improvements for Lessors”, and ASU 2019-01 “Leases (Topic 842): Codification Improvements.”

(2)	Nomura used certain practical expedients permitted by ASC 842 including adopting the new requirements through a cumulative-effect adjustment to retained earnings on adoption date.

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2020 and which may have a material impact on these financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”(1)

• Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

• The new model based on lifetime current expected credit losses (CECL) measurement, to be recognized at the time an in-scope instrument is originated, acquired or issued.

• Replaces existing incurred credit losses model under current GAAP.

• Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

Modified retrospective adoption from April 1, 2020.

•   An increase in allowances for expected credit losses will impact group shareholders equity on adoption date and impact earnings in subsequent reporting periods.

•   Currently finalizing implementation but do not expect a material impact on the consolidated financial statements.

•   Impact is primarily in respect of loans and loan commitments originated by the Wholesale Division.

ASU 2019-12, “Simplifying the Accounting for Income Taxes”

• Simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 “Income Taxes”, such as the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment and the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary.

• Requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax.

• Makes other minor amendments for simplification and clarification of income taxes accounting.

Effective from April 1, 2021.(2)

• Modified retrospective adoption for the amendments related to changes in ownership of foreign equity method investments or foreign subsidiaries.

• Full or modified retrospective adoption for the amendments related to franchise taxes that are partially based on income.

• Prospective adoption for all other amendments.

Currently evaluating the potential impact.

(1)

As subsequently amended by ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, ASU 2019-05 “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, ASU 2019-10 “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates” and ASU 2019-11 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”

(2)	Unless Nomura early adopts which is under evaluation.

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments is measured at fair value. Financial assets measured at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities measured at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets measured at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those measured at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2019 within the fair value hierarchy.

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2019
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,392	¥1,065	¥13	¥—	¥2,470
Private equity investments(3)	—	—	26	—	26
Japanese government securities	1,987	—	—	—	1,987
Japanese agency and municipal securities	—	214	1	—	215
Foreign government, agency and municipal securities	2,650	1,544	5	—	4,199
Bank and corporate debt securities and loans for trading purposes	—	1,128	160	—	1,288
Commercial mortgage-backed securities (“CMBS”)	—	1	2	—	3
Residential mortgage-backed securities (“RMBS”)	—	2,761	3	—	2,764
Real estate-backed securities	—	—	69	—	69
Collateralized debt obligations (“CDOs”) and other(4)	—	55	19	—	74
Investment trust funds and other	349	53	1	—	403

Total trading assets and private equity investments	6,378	6,821	299	—	13,498

Derivative assets(5)
Equity contracts	1	806	44	—	851
Interest rate contracts	12	8,610	10	—	8,632
Credit contracts	2	500	31	—	533
Foreign exchange contracts	0	4,870	42	—	4,912
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,077)	(14,077)

Total derivative assets	16	14,786	127	(14,077)	852

Subtotal	¥6,394	¥21,607	¥426	¥(14,077)	¥14,350

Loans and receivables(6)	—	544	129	—	673
Collateralized agreements(7)	—	615	33	—	648
Other assets
Non-trading debt securities	138	323	—	—	461
Other(2)(3)	416	10	166	—	592

Total	¥6,948	¥23,099	¥754	¥(14,077)	¥16,724

Liabilities:
Trading liabilities
Equities	¥1,622	¥198	¥0	¥—	¥1,820
Japanese government securities	1,264	—	—	—	1,264
Japanese agency and municipal securities	—	3	—	—	3
Foreign government, agency and municipal securities	2,906	927	0	—	3,833
Bank and corporate debt securities	—	319	0	—	319
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(4)	—	3	—	—	3
Investment trust funds and other	121	42	—	—	163

Total trading liabilities	5,913	1,492	0	—	7,405

Derivative liabilities(5)
Equity contracts	1	867	52	—	920
Interest rate contracts	6	8,228	64	—	8,298
Credit contracts	3	422	39	—	464
Foreign exchange contracts	—	4,820	22	—	4,842
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(13,710)	(13,710)

Total derivative liabilities	11	14,337	177	(13,710)	815

Subtotal	¥5,924	¥15,829	¥177	¥(13,710)	¥8,220

Short-term borrowings(8)	—	332	31	—	363
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	291	—	—	291
Long-term borrowings(8)(10)(11)	11	3,024	535	—	3,570
Other liabilities(12)	276	22	0	—	298

Total	¥6,211	¥19,498	¥743	¥(13,710)	¥12,742

	Billions of yen
	December 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2019
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,760	¥992	¥15	¥—	¥2,767
Private equity investments(3)	—	—	33	—	33
Japanese government securities	1,782	—	—	—	1,782
Japanese agency and municipal securities	—	105	1	—	106
Foreign government, agency and municipal securities	3,540	1,673	7	—	5,220
Bank and corporate debt securities and loans for trading purposes	—	1,189	185	—	1,374
Commercial mortgage-backed securities (“CMBS”)	—	1	3	—	4
Residential mortgage-backed securities (“RMBS”)	—	3,904	25	—	3,929
Real estate-backed securities	—	—	68	—	68
Collateralized debt obligations (“CDOs”) and other(4)	—	49	16	—	65
Investment trust funds and other	358	40	0	—	398

Total trading assets and private equity investments	7,440	7,953	353	—	15,746

Derivative assets(5)
Equity contracts	1	721	40	—	762
Interest rate contracts	16	8,997	18	—	9,031
Credit contracts	1	427	34	—	462
Foreign exchange contracts	0	3,791	38	—	3,829
Commodity contracts	1	1	—	—	2
Netting	—	—	—	(13,145)	(13,145)

Total derivative assets	19	13,937	130	(13,145)	941

Subtotal	¥7,459	¥21,890	¥483	¥(13,145)	¥16,687

Loans and receivables(6)	—	596	223	—	819
Collateralized agreements(7)	—	528	15	—	543
Other assets
Non-trading debt securities	122	344	—	—	466
Other(2)(3)	455	121	168	—	744

Total	¥8,036	¥23,479	¥889	¥(13,145)	¥19,259

Liabilities:
Trading liabilities
Equities	¥1,664	¥187	¥0	¥—	¥1,851
Japanese government securities	963	—	—	—	963
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	3,333	1,077	0	—	4,410
Bank and corporate debt securities	—	268	0	—	268
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	1	—	—	1
Investment trust funds and other	267	24	0	—	291

Total trading liabilities	6,227	1,559	0	—	7,786

Derivative liabilities(5)
Equity contracts	1	925	31	—	957
Interest rate contracts	9	8,410	62	—	8,481
Credit contracts	1	433	58	—	492
Foreign exchange contracts	0	3,719	25	—	3,744
Commodity contracts	3	1	0	—	4
Netting	—	—	—	(12,838)	(12,838)

Total derivative liabilities	14	13,488	176	(12,838)	840

Subtotal	¥6,241	¥15,047	¥176	¥(12,838)	¥8,626

Short-term borrowings(8)	—	378	41	—	419
Payables and deposits(9)	—	9	2	—	11
Collateralized financing(7)	—	249	—	—	249
Long-term borrowings(8)(10)(11)	3	3,363	546	—	3,912
Other liabilities(12)	324	132	2	—	458

Total	¥6,568	¥19,178	¥767	¥(12,838)	¥13,675

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2019 and December 31, 2019, the fair values of these investments which are included in Trading assets and private equity investments were ¥36 billion and ¥25 billion, respectively. As of March 31, 2019 and December 31, 2019, the fair values of these investments which are included in Other assets—Others were ¥2 billion and ¥4 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(6)	Includes loans for which the fair value option has been elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(8)	Includes structured notes for which the fair value option has been elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option has been elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2019 and December 31, 2019, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Private equity investments—The determination of fair value of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial instruments

The valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2019 and December 31, 2019. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize how an increase in those significant unobservable valuation inputs to a different amount might result in a higher or lower fair value measurement at the reporting date and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value.

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥13	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity investments	26	Market multiples	EV/EBITDA ratios	7.7 x	7.7 x	Higher fair value	Not applicable

Foreign government, agency and municipal securities	5	DCF	Credit spreads Recovery rates	0.0 – 9.1% 4.0 – 36.0%	0.6% 31.6%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	160	DCF	Credit spreads Recovery rates	0.0 – 15.0% 0.0 – 99.1%	4.1% 72.2%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Loss severities	0.0 – 78.4% 6.5 – 15.0% 9.1 – 100.0%	13.2% 10.5% 81.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	69	DCF	Yields Loss severities	5.5 – 19.7% 0.0 – 55.2%	12.5% 6.6%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	19	DCF	Yields Prepayment rates Default probabilities Loss severities	2.7 – 19.0% 20.0% 1.0 – 2.0% 31.5 – 100.0%	13.1% 20.0% 2.0% 83.7%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥(8)	Option models	Dividend yield	0.0 – 8.0%	—	Higher fair value	No predictable interrelationship
			Volatilities	6.7 – 74.2%	—	Higher fair value
			Correlations	(0.80) – 0.98	—	Higher fair value

Interest rate contracts	(54)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.0 – 2.4% 10.6 – 15.2% 24.2 – 66.8 bp (0.76) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(8)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 21.4% 0.0 – 100.6% 16.2 – 83.0% 0.27 – 0.75	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	20	Option models	Interest rates Volatilities Volatilities Correlations	(0.4) – 2.4% 1.7 – 35.5% 209.0 – 245.0 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	129	DCF	Credit spreads	0.0 – 12.3%	3.6%	Lower fair value	Not applicable

Collateralized agreements	33	DCF	Repo rate	3.5 – 8.4%	7.0%	Lower fair value	Not applicable

Other assets
Other(6)	166	DCF	WACC Growth rates Liquidity discounts	10.2% 2.5% 10.0%	10.2% 2.5% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.7 – 13.8 x 8.9 – 32.4 x 0.3 – 2.7 x 10.0 – 50.0%	8.2 x 15.5 x 0.8 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	31	DCF/ Option models	Volatilities Correlations	6.7 – 54.5% (0.75) – 0.91	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	535	DCF/ Option models	Volatilities Volatilities Correlations	6.7 – 54.5% 32.5 – 60.9 bp (0.75) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

	December 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥15	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity investments	33	DCF	WACC Growth rates Liquidity discounts	6.8 – 13.4% 0.8 – 1.0% 5.0 – 10.0%	9.2% 0.8% 6.8%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios Liquidity discounts	5.1 – 11.9 x 5.0%	10.6 x 5.0%	Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	7	DCF	Credit spreads Recovery rates	0.0 – 1.3% 1.0 – 21.0%	0.6% 9.1%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	185	DCF	Credit spreads Recovery rates	0.1 – 20.1% 0.0 –60.6%	5.3% 35.3%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage- backed securities (“CMBS”)	3	DCF	Yields Loss severities	8.3 – 12.3% 13.5 – 45.0%	9.5% 22.0%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage-backed securities (“RMBS”)	25	DCF	Yields Prepayment rates Loss severities	0.0 – 80.0% 6.7 –15.0% 0.8 – 100.0%	9.9% 9.1% 58.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	68	DCF	Loss severities	0.0 – 18.9%	6.1%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	16	DCF	Yields Prepayment rates Default probabilities Loss severities	11.8 – 24.0% 20.0% 2.0% 21.0 – 99.3%	16.2% 20.0% 2.0% 70.4%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

	December 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥9	Option models	Dividend yield Volatilities Correlations	0.0 – 10.4% 11.2 – 85.6% (0.85) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(44)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	(0.2) – 2.0% 9.6 – 13.6% 24.8 – 96.7 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(24)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 13.8% 0.0 – 105.4% 38.0 – 50.0% 0.29 – 0.74	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	13	Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 1.8% 1.0 – 24.6% 39.0 – 202.0 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	223	DCF	Credit spreads Recovery rates	0.0 – 15.0% 98.0 – 100.0%	3.7% 98.8%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	3.8 – 6.1%	4.8%	Lower fair value	Not applicable

Other assets
Other(6)	168	DCF	WACC Growth rates Liquidity discounts	9.7% 2.0% 10.0%	9.7% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.8 – 15.0 x 8.1 – 36.1 x 0.3 – 3.3 x 10.0 – 40.0%	7.8 x 14.6 x 0.8 x 30.1%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	41	DCF/ Option models	Volatilities Correlations	11.2 – 63.5% (0.72) – 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	546	DCF/ Option models	Volatilities Volatilities Correlations	9.6 – 63.5% 29.2 – 73.8 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

(1)

Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)

The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(4)

The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(5)

Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges e.g. versus the U.S. Dollar while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the nine and three months ended December 31, 2018 and 2019. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the nine months ended December 31, 2018 and 2019, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Nine months ended December 31, 2018
	Beginning balance as of nine months ended December 31, 2018	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of nine months ended December 31, 2018
Assets:
Trading assets and private equity investments
Equities	¥21	¥(4)	¥—	¥5	¥(9)	¥—	¥0	¥5	¥(2)	¥16
Private equity investments	3	1	—	7	(2)	—	0	—	—	9
Japanese agency and municipal securities	1	0	—	1	(1)	—	—	—	—	1
Foreign government, agency and municipal securities	6	0	—	13	(13)	—	0	2	(1)	7
Bank and corporate debt securities and loans for trading purposes	139	5	—	78	(61)	—	4	40	(42)	163
Commercial mortgage-backed securities (“CMBS”)	2	0	—	1	(2)	—	0	0	—	1
Residential mortgage-backed securities (“RMBS”)	0	0	—	8	0	—	0	—	(6)	2
Real estate-backed securities	63	0	—	167	(130)	—	3	—	—	103
Collateralized debt obligations (“CDOs”) and other	24	(1)	—	45	(47)	—	1	7	(2)	27
Investment trust funds and other	1	0	—	3	(3)	—	0	—	—	1

Total trading assets and private equity investments	¥260	¥1	¥—	¥328	¥(268)	¥—	¥8	¥54	¥(53)	¥330

Derivatives, net(3)
Equity contracts	(1)	14	—	—	—	(3)	0	(8)	8	10
Interest rate contracts	(53)	(22)	—	—	—	(2)	0	8	14	(55)
Credit contracts	2	(2)	—	—	—	(7)	0	0	(3)	(10)
Foreign exchange contracts	27	(6)	—	—	—	3	1	(1)	2	26
Commodity contracts	—	0	—	—	—	0	0	—	—	0

Total derivatives, net	(25)	(16)	—	—	—	(9)	1	(1)	21	(29)

Subtotal	¥235	¥(15)	¥—	¥328	¥(268)	¥(9)	¥9	¥53	¥(32)	¥301

Loans and receivables	70	1	—	48	(13)	—	3	5	—	114
Collateralized agreements	5	0	—	—	—	—	0	5	—	10
Other assets
Other	169	(17)	—	3	(1)	—	5	0	—	159

Total	¥479	¥(31)	¥—	¥379	¥(282)	¥(9)	¥17	¥63	¥(32)	¥584

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥19	¥(20)	¥—	¥0	¥0	¥0	¥0
Bank and corporate debt securities	0	0	—	0	0	—	0	—	0	0
Collateralized debt obligations (“CDOs”) and other	0	(1)	—	0	(1)	—	0	—	—	0
Investment trust funds and other	0	0	—	0	0	—	0	0	0	0

Total trading liabilities	¥1	¥(1)	¥—	¥19	¥(21)	¥—	¥0	¥0	¥0	¥0

Short-term borrowings	17	0	0	34	(13)	—	0	23	(18)	43
Payables and deposits	(1)	0	—	1	0	—	—	—	—	0
Collateralized financing	3	—	—	—	(1)	—	1	—	—	3
Long-term borrowings	429	3	2	139	(62)	—	0	41	(81)	461
Other liabilities	1	0	—	0	(1)	—	0	0	—	0

Total	¥450	¥2	¥2	¥193	¥(98)	¥—	¥1	¥64	¥(99)	¥507

	Billions of yen
	Nine months ended December 31, 2019
	Beginning balance as of nine months ended December 31, 2019	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of nine months ended December 31, 2019
Assets:
Trading assets and private equity investments
Equities	¥13	¥0	¥—	¥7	¥(3)	¥—	¥0	¥0	¥(2)	¥15
Private equity investments	26	3	—	6	(1)	—	(1)	—	—	33
Japanese agency and municipal securities	1	0	—	0	0	—	—	—	—	1
Foreign government, agency and municipal securities	5	0	—	21	(21)	—	0	3	(1)	7
Bank and corporate debt securities and loans for trading purposes	160	2	—	58	(97)	—	(3)	92	(27)	185
Commercial mortgage-backed securities (“CMBS”)	2	0	—	1	0	—	—	0	0	3
Residential mortgage-backed securities (“RMBS”)	3	(1)	—	39	(14)	—	0	—	(2)	25
Real estate-backed securities	69	3	—	137	(140)	—	(1)	—	—	68
Collateralized debt obligations (“CDOs”) and other	19	(8)	—	88	(84)	—	0	8	(7)	16
Investment trust funds and other	1	0	—	7	(8)	—	0	0	0	0

Total trading assets and private equity investments	¥299	¥(1)	¥—	¥364	¥(368)	¥—	¥(5)	¥103	¥(39)	¥353

Derivatives, net(3)
Equity contracts	(8)	9	—	—	—	(3)	0	7	4	9
Interest rate contracts	(54)	10	—	—	—	(3)	0	1	2	(44)
Credit contracts	(8)	(6)	—	—	—	(8)	0	(11)	9	(24)
Foreign exchange contracts	20	(8)	—	—	—	(2)	0	0	3	13
Commodity contracts	0	0	—	—	—	0	0	—	—	0

Total derivatives, net	(50)	5	—	—	—	(16)	0	(3)	18	(46)

Subtotal	¥249	¥4	¥—	¥364	¥(368)	¥(16)	¥(5)	¥100	¥(21)	¥307

Loans and receivables	129	1	—	129	(66)	—	(1)	79	(48)	223
Collateralized agreements	33	0	—	—	(28)	—	0	10	—	15
Other assets
Other	166	0	—	10	(6)	—	(2)	—	—	168

Total	¥577	¥5	¥—	¥503	¥(468)	¥(16)	¥(8)	¥189	¥(69)	¥713

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	0	0	—	1	(1)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other	—	—	—	3	(3)	—	—	—	—	—
Investment trust funds and other	—	—	—	0	0	—	0	0	—	0

Total trading liabilities	¥0	¥0	¥—	¥4	¥(4)	¥—	¥0	¥0	¥0	¥0

Short-term borrowings	31	(1)	0	52	(41)	—	0	7	(9)	41
Payables and deposits	0	0	0	7	0	—	0	0	(5)	2
Long-term borrowings	535	(8)	0	222	(206)	—	0	54	(67)	546
Other liabilities	0	0	—	2	0	—	0	—	—	2

Total	¥566	¥(9)	¥0	¥287	¥(251)	¥—	¥0	¥61	¥(81)	¥591

	Billions of yen
	Three months ended December 31, 2018
	Beginning balance as of three months ended December 31, 2018	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of three months ended December 31, 2018
Assets:
Trading assets and private equity investments
Equities	¥20	¥(3)	¥—	¥3	¥(3)	¥—	¥(1)	¥1	¥(1)	¥16
Private equity investments	10	1	—	0	(1)	—	(1)	—	—	9
Japanese agency and municipal securities	1	0	—	1	(1)	—	—	—	—	1
Foreign government, agency and municipal securities	3	0	—	6	(4)	—	—	2	0	7
Bank and corporate debt securities and loans for trading purposes	154	1	—	29	(31)	—	(3)	24	(11)	163
Commercial mortgage-backed securities (“CMBS”)	1	0	—	—	—	—	0	0	—	1
Residential mortgage-backed securities (“RMBS”)	7	0	—	2	(1)	—	0	—	(6)	2
Real estate-backed securities	91	0	—	78	(65)	—	(1)	—	—	103
Collateralized debt obligations (“CDOs”) and other	30	(2)	—	17	(20)	—	(1)	3	0	27
Investment trust funds and other	1	0	—	0	0	—	0	—	—	1

Total trading assets and private equity investments	¥318	¥(3)	¥—	¥136	¥(126)	¥—	¥(7)	¥30	¥(18)	¥330

Derivatives, net(3)
Equity contracts	(13)	24	—	—	—	2	0	(5)	2	10
Interest rate contracts	(53)	(11)	—	—	—	7	0	2	0	(55)
Credit contracts	(2)	0	—	—	—	(6)	0	0	(2)	(10)
Foreign exchange contracts	25	0	—	—	—	1	0	(1)	1	26
Commodity contracts	0	0	—	—	—	0	0	—	—	0

Total derivatives, net	(43)	13	—	—	—	4	0	(4)	1	(29)

Subtotal	¥275	¥10	¥—	¥136	¥(126)	¥4	¥(7)	¥26	¥(17)	¥301

Loans and receivables	87	1	—	30	(2)	—	(2)	—	—	114
Collateralized agreements	11	0	—	—	—	—	(1)	—	—	10
Other assets
Other	180	(19)	—	2	(1)	—	(3)	—	—	159

Total	¥553	¥(8)	¥—	¥168	¥(129)	¥4	¥(13)	¥26	¥(17)	¥584

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Bank and corporate debt securities	1	1	—	0	0	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other	—	0	—	0	—	—	0	—	—	0
Investment trust funds and other	0	0	—	—	0	—	0	0	0	0

Total trading liabilities	¥1	¥1	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0

Short-term borrowings	42	1	0	6	(4)	—	(1)	7	(6)	43
Payables and deposits	(1)	(1)	—	0	—	—	—	—	—	0
Collateralized financing	3	—	—	—	—	—	0	—	—	3
Long-term borrowings	461	5	1	40	(17)	—	0	16	(33)	461
Other liabilities	0	0	—	0	0	—	0	—	—	0

Total	¥506	¥6	¥1	¥46	¥(21)	¥—	¥(1)	¥23	¥(39)	¥507

	Billions of yen
	Three months ended December 31, 2019
	Beginning balance as of three months ended December 31, 2019	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of three months ended December 31, 2019
Assets:
Trading assets and private equity investments
Equities	¥10	¥0	¥—	¥7	¥(2)	¥—	¥0	¥0	¥0	¥15
Private equity investments	26	1	—	5	0	—	1	—	—	33
Japanese agency and municipal securities	1	0	—	0	0	—	—	—	—	1
Foreign government, agency and municipal securities	6	0	—	6	(5)	—	0	1	(1)	7
Bank and corporate debt securities and loans for trading purposes	177	3	—	18	(36)	—	3	29	(9)	185
Commercial mortgage-backed securities (“CMBS”)	2	0	—	1	—	—	0	—	—	3
Residential mortgage-backed securities (“RMBS”)	26	0	—	5	(6)	—	0	—	—	25
Real estate-backed securities	103	0	—	29	(65)	—	1	—	—	68
Collateralized debt obligations (“CDOs”) and other	21	(3)	—	6	(9)	—	1	2	(2)	16
Investment trust funds and other	0	—	—	0	0	—	0	—	—	0

Total trading assets and private equity investments	¥372	¥1	¥—	¥77	¥(123)	¥—	¥6	¥32	¥(12)	¥353

Derivatives, net(3)
Equity contracts	16	1	—	—	—	(2)	0	4	(10)	9
Interest rate contracts	(46)	5	—	—	—	(5)	0	1	1	(44)
Credit contracts	(23)	(3)	—	—	—	(7)	0	0	9	(24)
Foreign exchange contracts	13	6	—	—	—	(6)	0	0	0	13
Commodity contracts	0	0	—	—	—	0	0	—	—	0

Total derivatives, net	(40)	9	—	—	—	(20)	0	5	0	(46)

Subtotal	¥332	¥10	¥—	¥77	¥(123)	¥(20)	¥6	¥37	¥(12)	¥307

Loans and receivables	116	0	—	84	(6)	—	2	58	(31)	223
Collateralized agreements	12	0	—	—	—	—	0	3	—	15
Other assets
Other	179	(9)	—	2	(6)	—	2	—	—	168

Total	¥639	¥1	¥—	¥163	¥(135)	¥(20)	¥10	¥98	¥(43)	¥713

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	1	0	—	0	(1)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other	2	—	—	—	(2)	—	0	—	—	—
Investment trust funds and other	0	—	—	0	0	—	0	—	—	0

Total trading liabilities	¥3	¥0	¥—	¥0	¥(3)	¥—	¥0	¥0	¥0	¥0

Short-term borrowings	25	(1)	0	22	(11)	—	1	7	(4)	41
Payables and deposits	7	0	0	0	0	—	0	—	(5)	2
Long-term borrowings	543	(10)	(1)	85	(82)	—	0	16	(27)	546
Other liabilities	0	0	—	2	0	—	0	—	—	2

Total	¥578	¥(11)	¥(1)	¥109	¥(96)	¥—	¥1	¥23	¥(36)	¥591

(1)

Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(4)

Amounts of gains and losses on these transfers which were recognized in the quarter when the Transfers into Level 3 occurred were not significant for the nine and three months ended December 31, 2018 and 2019.

(5)

Transfers into Level 3 indicate certain valuation inputs of a financial instrument become unobservable or significant. Transfers out of Level 3 indicate certain valuation inputs of a financial instrument become observable or insignificant. See Quantitative and qualitative information regarding significant unobservable inputs above for the valuation inputs of each financial instruments.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the nine and three months ended December 31, 2018 and 2019, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Nine months ended December 31
	2018	2019
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(3)	¥(1)
Private equity investments	1	3
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(1)	(4)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	(1)
Real estate-backed securities	2	(1)
Collateralized debt obligations (“CDOs”) and other	(7)	(6)
Investment trust funds and other	0	0

Total trading assets and private equity investments	¥(8)	¥(10)

Derivatives, net(2)
Equity contracts	12	3
Interest rate contracts	(20)	(3)
Credit contracts	(5)	(7)
Foreign exchange contracts	(5)	1
Commodity contracts	0	0

Total derivatives, net	(18)	(6)

Subtotal	¥(26)	¥(16)

Loans and receivables	1	1
Collateralized agreements	0	0
Other assets
Other	(18)	1

Total	¥(43)	¥(14)

Liabilities:
Trading liabilities
Equities	¥0	¥0
Bank and corporate debt securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	0
Investment trust funds and other	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings	0	0
Payables and deposits	0	0
Long-term borrowings	0	1
Other liabilities	0	(2)

Total	¥0	¥(1)

	Billions of yen
	Three months ended December 31
	2018	2019
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(3)	¥0
Private equity investments	1	1
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	0	(1)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	2	(1)
Collateralized debt obligations (“CDOs”) and other	(2)	(3)
Investment trust funds and other	0	0

Total trading assets and private equity investments	¥(2)	¥(4)

Derivatives, net(2)
Equity contracts	26	(2)
Interest rate contracts	(11)	(1)
Credit contracts	(7)	(4)
Foreign exchange contracts	0	4
Commodity contracts	0	0

Total derivatives, net	8	(3)

Subtotal	¥6	¥(7)

Loans and receivables	0	0
Collateralized agreements	0	0
Other assets
Other	(19)	(10)

Total	¥(13)	¥(17)

Liabilities:
Trading liabilities
Equities	¥0	¥0
Bank and corporate debt securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	—
Investment trust funds and other	—	0

Total trading liabilities	¥0	¥0

Short-term borrowings	0	(1)
Payables and deposits	0	0
Long-term borrowings	(5)	(6)
Other liabilities	0	(2)

Total	¥(5)	¥(9)

(1)

Includes gains and losses reported within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2019 and December 31, 2019. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2019
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥16	¥—	Monthly	Same day-90 days
Venture capital funds	2	2	—	—
Private equity funds	17	10	—	—
Real estate funds	3	1	—	—

Total	¥38	¥13

	Billions of yen
	December 31, 2019
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥2	¥—	Monthly	Same day-90 days
Venture capital funds	2	1	—	—
Private equity funds	21	11	—	—
Real estate funds	4	1	—	—

Total	¥29	¥13

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and/or Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and straight bonds.

•

Certain structured deposit issuances reported within Deposits received at banks. Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the nine and three months ended December 31, 2018 and 2019.

	Billions of yen
	Nine months ended December 31
	2018	2019
	Gains / (Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥0
Private equity investments	1	0
Loans and receivables	0	4
Collateralized agreements(3)	5	0
Other assets(2)	(31)	(7)

Total	¥(25)	¥(3)

Liabilities:
Short-term borrowings(4)	¥53	¥(1)
Collateralized financing(3)	0	(1)
Long-term borrowings(4)(5)	62	(109)
Other liabilities(6)	18	(4)

Total	¥133	¥(115)

	Billions of yen
	Three months ended December 31
	2018	2019
	Gains / (Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥0
Private equity investments	0	0
Loans and receivables	1	1
Collateralized agreements(3)	5	(2)
Other assets(2)	(30)	(8)

Total	¥(24)	¥(9)

Liabilities:
Short-term borrowings(4)	¥47	¥(18)
Collateralized financing(3)	1	1
Long-term borrowings(4)(5)	12	(3)
Other liabilities(6)	9	0

Total	¥69	¥(20)

(1)	Includes gains and losses reported primarily within Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

As of March 31, 2019 and December 31, 2019, Nomura held an economic interest of 39.52% and 40.04% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.

The following table presents changes in the valuation adjustment for Nomura’s own credit worthiness applied to certain financial liabilities for which the fair value option has been elected recognized in other comprehensive income during the period and cumulatively, and amounts reclassified to earnings from accumulated other comprehensive income on early settlement of such financial liabilities during the nine and three months ended December 31, 2018 and 2019.

	Billions of Yen
	Nine months period ended December 31
	2018	2019
Changes recognized as a credit (debit) to other comprehensive income during the period	¥31	¥(24)
Credit (debit) Amounts reclassified to earnings during the period	0	(1)
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	39	13

	Billions of Yen
	Three months period ended December 31
	2018	2019
Changes recognized as a credit (debit) to other comprehensive income during the period	¥27	¥(22)
Credit (debit) Amounts reclassified to earnings during the period	0	0

As of March 31, 2019, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥0 billion more than the principal balance of such Loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such Long-term borrowings. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of December 31, 2019, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥4 billion less than the principal balance of such Loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥10 billion less than the principal balance of such Long-term borrowings. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC 946 “Financial Services—Investment Companies” at fair value, with changes in fair value recognized through the consolidated statements of income.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 16% of total assets as of March 31, 2019 and 15% as of December 31, 2019.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2019
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,202	¥1,723	¥1,897	¥ 579	¥6,401

	Billions of yen
	December 31, 2019
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥1,888	¥2,395	¥2,180	¥ 645	¥7,108

(1)

Other than above, there were ¥318 billion and ¥329 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2019 and December 31 2019, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2019 and December 31 2019.

	Billions of yen
	March 31, 2019(1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,687	¥2,687	¥2,687	¥—	¥—
Time deposits	290	290	—	290	—
Deposits with stock exchanges and other segregated cash	285	285	—	285	—
Loans receivable(2)	2,542	2,541	—	1,941	600
Securities purchased under agreements to resell	13,195	13,195	—	13,162	33
Securities borrowed	4,112	4,111	—	4,111	—

Total	¥23,111	¥23,109	¥2,687	¥19,789	¥633

Liabilities:
Short-term borrowings	¥841	¥841	¥—	¥811	¥30
Deposits received at banks	1,393	1,393	—	1,393	—
Securities sold under agreements to repurchase	15,037	15,037	—	15,037	—
Securities loaned	1,230	1,230	—	1,230	—
Long-term borrowings	7,916	7,931	12	7,353	566

Total	¥26,417	¥26,432	¥12	¥25,824	¥596

	Billions of yen
	December 31, 2019(1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,152	¥3,152	¥3,152	¥—	¥—
Time deposits	267	267	—	267	—
Deposits with stock exchanges and other segregated cash	317	317	—	317	—
Loans receivable(2)	2,940	2,940	—	2,195	745
Securities purchased under agreements to resell	15,633	15,633	—	15,618	15
Securities borrowed	3,922	3,922	—	3,922	—

Total	¥26,231	¥26,231	¥3,152	¥22,319	¥760

Liabilities:
Short-term borrowings	¥1,068	¥1,068	¥—	¥1,027	¥41
Deposits received at banks	1,237	1,237	—	1,235	2
Securities sold under agreements to repurchase	19,387	19,387	—	19,387	—
Securities loaned	1,266	1,266	—	1,266	—
Long-term borrowings	7,911	7,937	3	7,325	609

Total	¥30,869	¥30,895	¥3	¥30,240	¥652

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2019, goodwill allocated to the Wholesale segment was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy. See Note 9 “Other assets—Other / Other liabilities” for further information.

As of December 31, 2019, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged assets and liabilities through the consolidated statements of income within Interest expense or Revenue—Other.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other. All other movements in fair value of highly effective hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2019 and December 31, 2019. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2019
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,332	¥(11,602)	¥(1,507)	¥223

	Billions of yen
	December 31, 2019
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥12,380	¥(10,775)	¥(1,336)	¥269

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2019 and December 31, 2019 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2019
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥45,721	¥851	¥920
Interest rate contracts	2,243,179	8,612	8,290
Credit contracts	35,343	533	464
Foreign exchange contracts	310,677	4,912	4,842
Commodity contracts	241	1	1

Total	¥2,635,161	¥14,909	¥14,517

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,002	¥20	¥—
Foreign exchange contracts	146	0	—

Total	¥1,148	¥20	¥—

Total derivatives	¥2,636,309	¥14,929	¥14,517

		Billions of yen
		December 31, 2019
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥42,198	¥762	¥957
Interest rate contracts	2,356,610	9,015	8,476
Credit contracts	31,535	462	492
Foreign exchange contracts	248,965	3,829	3,742
Commodity contracts	343	2	4

Total	¥2,679,651	¥14,070	¥13,671

Derivatives designated as hedging instruments:
Interest rate contracts	¥968	¥16	¥0
Foreign exchange contracts	124	0	2

Total	¥1,092	¥16	¥2

Total derivatives	¥2,680,743	¥14,086	¥13,673

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(3)

As of March 31, 2019 and December 31, 2019, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC210-20”) and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2019 and December 31, 2019 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2019		December 31, 2019
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥636	¥611	¥537	¥595
Exchange-traded	215	309	225	362
Interest rate contracts
OTC settled bilaterally	7,295	6,946	7,779	7,252
OTC centrally-cleared	1,327	1,341	1,236	1,215
Exchange-traded	10	3	16	9
Credit contracts
OTC settled bilaterally	355	283	220	254
OTC centrally-cleared	176	178	241	237
Exchange-traded	2	3	1	1
Foreign exchange contracts
OTC settled bilaterally	4,912	4,842	3,829	3,744
Commodity contracts
OTC settled bilaterally	—	—	1	1
Exchange-traded	1	1	1	3

Total gross derivative balances(2)	¥14,929	¥14,517	¥14,086	¥13,673
Less: Amounts offset in the consolidated balance sheets(3)	(14,077)	(13,710)	(13,145)	(12,838)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥852	¥807	¥941	¥835
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(115)	(86)	(154)	(144)

Net amount	¥737	¥721	¥787	¥691

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2019, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥277 billion and ¥374 billion, respectively. As of December 31, 2019, the gross balance of such derivative assets and derivative liabilities was ¥281 billion and ¥305 billion, respectively.

(3)

Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2019, Nomura offset a total of ¥1,259 billion of cash collateral receivables against net derivative liabilities and ¥1,626 billion of cash collateral payables against net derivative assets. As of December 31, 2019, Nomura offset a total of ¥1,140 billion of cash collateral receivables against net derivative liabilities and ¥1,447 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2019, a total of ¥140 billion of cash collateral receivables and ¥407 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of December 31, 2019, a total of ¥139 billion of cash collateral receivables and ¥479 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following tables present amounts included in the consolidated statements of income for the nine and three months ended December 31, 2018 and 2019 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Nine months ended December 31
	2018	2019
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(31)	¥125
Interest rate contracts	77	95
Credit contracts	(16)	(116)
Foreign exchange contracts	(2)	(13)
Commodity contracts	(2)	10

Total	¥26	¥101

	Billions of yen
	Three months ended December 31
	2018	2019
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥7	¥79
Interest rate contracts	37	23
Credit contracts	48	(12)
Foreign exchange contracts	81	71
Commodity contracts	(24)	8

Total	¥149	¥169

(1)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(2)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the nine and three months ended December 31, 2018 and 2019, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship and the related cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items as of March 31, 2019 and December 31, 2019.

	Billions of yen
Line items in the statement of financial position in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains/(losses) of fair value hedging adjustment included in the carrying amount of the hedged liabilities
	March 31, 2019	December 31, 2019	March 31, 2019	December 31, 2019
Long-term borrowings	¥1,019	¥976	¥(13)	¥(10)

Total	¥1,019	¥976	¥(13)	¥(10)

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within Interest expense and Revenue-Other, respectively together with the change in fair value of the hedged items.

The following tables present amounts included in the consolidated statements of income for the nine and three months ended December 31, 2018 and 2019 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Nine months ended December 31
	2018	2019
Derivatives designated as hedging instruments:
Interest rate contracts	¥3	¥1

Total	¥3	¥1

Hedged items:
Long-term borrowings	¥(3)	¥(1)

Total	¥(3)	¥(1)

	Billions of yen
	Three months ended December 31
	2018	2019
Derivatives designated as hedging instruments:
Interest rate contracts	¥3	¥3

Total	¥3	¥3

Hedged items:
Long-term borrowings	¥(3)	¥(3)

Total	¥(3)	¥(3)

Net investment hedges

Nomura designates foreign currency forwards, etc., as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges, except for the portion excluded from effectiveness assessment, is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following tables present gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the nine and three months ended December 31, 2018 and 2019.

	Billions of yen
	Nine months ended December 31
	2018	2019
Hedging instruments:
Foreign exchange contracts	¥5	¥0

Total	¥5	¥0

	Billions of yen
	Three months ended December 31
	2018	2019
Hedging instruments:
Foreign exchange contracts	¥2	¥(3)

Total	¥2	¥(3)

(1)

The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the nine months ended December 31, 2018 and 2019. The amount of gains (losses) was not significant during the three months ended December 31, 2018 and 2019.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2019 was ¥486 billion with related collateral pledged of ¥410 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2019 the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥3 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2019 was ¥567 billion with related collateral pledged of ¥482 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of December 31, 2019 the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥4 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2019 and December 31, 2019.

	Billions of yen
	March 31, 2019
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(47)	¥9,206	¥2,346	¥3,402	¥2,469	¥989	¥6,555
Credit default indices	(117)	5,735	612	1,644	2,849	630	4,330
Other credit risk related portfolio products	14	231	31	82	115	3	165
Credit-risk related options and swaptions	—	—	—	—	—	—	—

Total	¥(150)	¥15,172	¥2,989	¥5,128	¥5,433	¥1,622	¥11,050

	Billions of yen
	December 31, 2019
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(99)	¥7,896	¥2,063	¥2,614	¥2,393	¥826	¥5,575
Credit default indices	(206)	7,052	650	2,334	3,607	461	5,497
Other credit risk related portfolio products	14	324	4	144	158	18	242
Credit-risk related options and swaptions	11	48	11	—	37	—	—

Total	¥(280)	¥15,320	¥2,728	¥5,092	¥6,195	¥1,305	¥11,314

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2019
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥520	¥915	¥2,537	¥3,411	¥1,439	¥384	¥9,206
Credit default indices	35	72	1,582	2,663	1,068	315	5,735
Other credit risk related portfolio products	—	—	1	139	25	66	231
Credit-risk related options and swaptions	—	—	—	—	—	—	—

Total	¥555	¥987	¥4,120	¥6,213	¥2,532	¥765	¥15,172

	Billions of yen
	December 31, 2019
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥370	¥899	¥2,331	¥2,739	¥1,217	¥340	¥7,896
Credit default indices	49	95	1,943	3,454	1,201	310	7,052
Other credit risk related portfolio products	—	—	1	198	54	71	324
Credit-risk related options and swaptions	—	—	—	48	—	—	48

Total	¥419	¥994	¥4,275	¥6,439	¥2,472	¥721	¥15,320

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a third party counterparty and a separate agreement with the same counterparty entered into in contemplation of the initial transfer through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps. These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings—Trading balances of secured borrowings in the consolidated balance sheets.

As of March 31, 2019 and December 31, 2019, there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

4. Revenue from services provided to customers

Revenues by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura’s consolidated statement of income for the nine and three months ended December 31, 2018 and 2019.

	Millions of yen
	Nine months ended December 31
	2018	2019
Commissions	¥226,954	¥212,743
Fees from investment banking	76,207	76,379
Asset management and portfolio service fees	186,312	180,909
Other revenue	41,928	35,145

Total	¥531,401	¥505,176

	Millions of yen
	Three months ended December 31
	2018	2019
Commissions	¥72,715	¥79,289
Fees from investment banking	33,129	26,803
Asset management and portfolio service fees	60,591	61,020
Other revenue	12,920	13,004

Total	¥179,355	¥180,116

Commissions represent revenue principally from trade execution and clearing services provided by both the Retail and Wholesale Divisions. Fees from investment banking represent revenues from financial advisory, underwriting and syndication services primarily from Wholesale followed by Retail. Asset management and portfolio service fees represent revenues from asset management services primarily from the Asset Management Division followed by Retail. Other represents sundry revenues allocated to Other in Nomura’s segmental reporting.

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Trade execution and clearing services	• Buying and selling of securities on behalf of customers • Clearing of securities and derivatives on behalf of customers

• Execution and clearing commissions recognized at a point in time, namely trade date.

• Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Financial advisory services

• Provision of financial advice to customers in connection with a specific forecasted transaction or transactions

• Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

• Issuance of fairness opinions

• Structuring complex financial instruments for customers

• Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

• Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

• Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

• Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Asset management services

• Management of funds, investment trusts and other investment vehicles

• Provision of investment advisory services

• Distribution of fund units

• Providing custodial and administrative services to customers

• Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

• Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

• Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

• Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Underwriting and syndication services

• Underwriting of debt, equity and other financial instruments on behalf of customers

• Distributing securities on behalf of issuers

• Arranging loan financing for customers

• Syndicating loan financing on behalf of customers

• Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

• Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

• Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are received are received every month, three months or six months.

The underlying contracts entered into by Nomura in order to provide the services described above typically do not have significant financing components within the contracts either provided to or from Nomura. If such components did exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain rights of return or similar features for the customer.

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a customer contract asset, customer contract receivable or customer contract liability is recognized in Nomura’s consolidated balance sheet.

A customer contract asset represents accrued revenue recognized by Nomura for completing or partially completing a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditioned on something other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for providing the service. Both customer contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A customer contract liability is any liability recognized in connection with a customer contract, including obligations to provide refunds and obligations to provide a service in the future for which consideration has already been received or is due to be received. Customer contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables, customer contract assets and customer contract liabilities in scope of ASC 606 “Revenue from Contracts with Customers” as of March 31, 2019 and December 31, 2019. The amount of Customer contract assets as of March 31, 2019 and December 31, 2019 was immaterial.

	Millions of yen
	March 31, 2019	December 31, 2019
Customer contract receivables	¥78,226	¥83,804
Customer contract liabilities(1)	4,971	3,255

(1)	Customer contract liabilities primarily represent rise from investment advisory services recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2019 were recognized as revenue for the nine months ended December 31, 2019. Nomura recognized ¥1,232 million and ¥179 million of revenue from performance obligations satisfied in previous periods for the nine months ended December 31, 2018 and the three months ended December 31, 2018, respectively. Nomura recognized ¥481 million and ¥1 million of revenue from performance obligations satisfied in previous periods for the nine months ended December 31, 2019 and the three months ended December 31, 2019, respectively.

Transaction price allocated to the remaining performance obligations

As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2019 and December 31, 2019.

Nomura retains no significant transactions for which individual estimated contract period exceeding one year. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs”, Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise be expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2019 and December 31, 2019 were not significant.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2019 and December 31, 2019, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2019
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥32,312	¥4,087	¥34,154	¥1,512
Less: Amounts offset in the consolidated balance sheets(2)	(19,117)	—	(19,117)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥13,195	¥4,087	¥15,037	¥1,512

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(11,445)	(2,580)	(10,443)	(1,198)
Cash collateral	(26)	—	—	—

Net amount	¥1,724	¥1,507	¥4,594	¥314

	Billions of yen
	December 31, 2019
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥37,489	¥3,890	¥41,243	¥1,710
Less: Amounts offset in the consolidated balance sheets(2)	(21,856)	—	(21,856)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥15,633	¥3,890	¥19,387	¥1,710

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(13,149)	(2,740)	(10,133)	(1,401)
Cash collateral	(3)	—	(30)	—

Net amount	¥2,481	¥1,150	¥9,224	¥309

(1)

Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2019, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥749 billion and ¥3,575 billion, respectively. As of March 31, 2019, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,398 billion and ¥209 billion, respectively. As of December 31, 2019, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥933 billion and ¥7,702 billion, respectively. As of December 31, 2019, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥981 billion and ¥251 billion, respectively.

(2)

Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

(3)

Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.

(4)

Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2019 and December 31, 2019. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2019
	Overnight and open(1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥14,657	¥15,827	¥2,031	¥1,302	¥337	¥34,154
Securities lending transactions	996	157	159	155	45	1,512

Total gross recognized liabilities(2)	¥15,653	¥15,984	¥2,190	¥1,457	¥382	¥35,666

	Billions of yen
	December 31, 2019
	Overnight and open(1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥13,770	¥24,005	¥1,982	¥1,130	¥356	¥41,243
Securities lending transactions	991	279	243	197	—	1,710

Total gross recognized liabilities(2)	¥14,761	¥24,284	¥2,225	¥1,327	¥356	¥42,953

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2019 and December 31, 2019. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2019
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥149	¥1,223	¥1,372
Japanese government, agency and municipal securities	742	—	742
Foreign government, agency and municipal securities	26,730	21	26,751
Bank and corporate debt securities	2,330	98	2,428
Commercial mortgage-backed securities (“CMBS”)	25	—	25
Residential mortgage-backed securities (“RMBS”)(1)	4,001	—	4,001
Collateralized debt obligations (“CDOs”) and other	162	—	162
Investment trust funds and other	15	170	185

Total gross recognized liabilities(2)	¥34,154	¥1,512	¥35,666

	Billions of yen
	December 31, 2019
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥195	¥1,372	¥1,567
Japanese government, agency and municipal securities	748	—	748
Foreign government, agency and municipal securities	32,931	3	32,934
Bank and corporate debt securities	2,248	205	2,453
Commercial mortgage-backed securities (“CMBS”)	25	—	25
Residential mortgage-backed securities (“RMBS”)(1)	4,891	—	4,891
Collateralized debt obligations (“CDOs”) and other	165	—	165
Investment trust funds and other	40	130	170

Total gross recognized liabilities(2)	¥41,243	¥1,710	¥42,953

(1)	Includes ¥3,860 billion as of March 31, 2019 and ¥4,749 billion as of December 31, 2019 of U.S. government sponsored agency mortgage pass-through securities and collateralized mortgage obligations
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2019 and December 31, 2019.

	Billions of yen
	March 31, 2019	December 31, 2019
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥46,924	¥54,370
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	38,551	43,153

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2019 and December 31, 2019.

	Millions of yen
	March 31, 2019	December 31, 2019
Trading assets:
Equities and convertible securities	¥135,927	¥200,823
Government and government agency securities	984,429	1,473,953
Bank and corporate debt securities	61,547	53,594
Commercial mortgage-backed securities (“CMBS”)	0	—
Residential mortgage-backed securities (“RMBS”)	2,535,244	3,566,184
Collateralized debt obligations (“CDOs”) and other(1)	42,607	26,387
Investment trust funds and other	14,926	11,018

	¥3,774,680	¥5,331,959

Non-trading debt securities	¥1,031	¥29
Investments in and advances to affiliated companies	¥501	¥2,775

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2019 and December 31, 2019.

	Millions of yen
	March 31, 2019	December 31, 2019
Loans and receivables	¥42,544	¥24,887
Trading assets and private equity	1,589,483	1,405,649
Office buildings, land, equipment and facilities	5,371	5,316
Non-trading debt securities	142,092	152,797
Other	151	141

	¥1,779,641	¥1,588,790

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the nine and three months ended December 31, 2018, Nomura received cash proceeds from SPEs in new securitizations of ¥159 billion and ¥38 billion, respectively, and the associated gain (loss) on sale was not significant. For the nine and three months ended December 31, 2019, Nomura received cash proceeds from SPEs in new securitizations of ¥180 billion and ¥61 billion, respectively, and the associated gain (loss) on sale was not significant. For the nine and three months ended December 31, 2018, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,185 billion and ¥339 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥913 billion and ¥239 billion, respectively. For the nine and three months ended December 31, 2019, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,312 billion and ¥394 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥861 billion and ¥224 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,488 billion and ¥4,253 billion as of March 31, 2019 and December 31, 2019, respectively. Nomura’s retained interests were ¥138 billion and ¥215 billion, as of March 31, 2019 and December 31, 2019, respectively. For the nine and three months ended December 31, 2018, Nomura received cash flows of ¥16 billion and ¥6 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the nine and three months ended December 31, 2019, Nomura received cash flows of ¥16 billion and ¥7 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura did not provide financial support to SPEs beyond its contractual obligations as of March 31, 2019 and December 31, 2019.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥138	¥—	¥138	¥138	¥0
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	0	0	0	0	0

Total	¥—	¥138	¥0	¥138	¥138	¥0

	Billions of yen
	December 31, 2019
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥210	¥—	¥210	¥210	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	5	5	0	5

Total	¥—	¥210	¥5	¥215	¥210	¥5

As of December 31, 2019, predominantly all of the retained interests held by Nomura were valued using observable prices.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2019	December 31, 2019
Assets
Trading assets
Loans	¥15	¥19

Liabilities
Long-term borrowings	¥15	¥19

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In these cases, Nomura focuses its analysis on decisions made prior to the initial closing of the transaction, and considers factors such as the nature of the underlying assets held by the VIE, the involvement of third party investors in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant decisions relating to these entities are shared with third party investors. In some cases, however, Nomura has consolidated such VIEs, for example, where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was not significant at inception of the transaction.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2019	December 31, 2019
Consolidated VIE assets
Cash and cash equivalents	¥20	¥15
Trading assets
Equities	780	720
Debt securities	426	500
CMBS and RMBS	43	41
Investment trust funds and other	5	0
Derivatives	17	18
Private equity investments	2	3
Office buildings, land, equipment and facilities	55	27
Other	71	23

Total	¥1,419	¥1,347

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥23	¥19
Borrowings
Short-term borrowings	151	105
Long-term borrowings	884	902
Other	3	3

Total	¥1,061	¥1,029

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments and financial guarantees.

	Billions of yen
	March 31, 2019
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥29	¥—	¥29
Debt securities	109	—	109
CMBS and RMBS	2,654	—	2,654
Investment trust funds and other	153	—	153
Private equity investments	12	—	12
Loans	593	—	593
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	84

Total	¥3,561	¥—	¥3,645

	Billions of yen
	December 31, 2019
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥38	¥—	¥38
Debt securities	86	—	86
CMBS and RMBS	3,865	—	3,865
Investment trust funds and other	155	—	155
Private equity investments	14	—	14
Loans	824	—	824
Other	9	—	9
Commitments to extend credit and other guarantees	—	—	73

Total	¥4,991	¥—	¥5,064

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2019
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥565,603	¥—	¥565,603
Short-term secured margin loans	334,389	5,088	339,477
Inter-bank money market loans	1,699	—	1,699
Corporate loans	977,942	659,497	1,637,439

Total loans receivable	¥1,879,633	¥664,585	¥2,544,218

Advances to affiliated companies	—	—	—

Total	¥1,879,633	¥664,585	¥2,544,218

	Millions of yen
	December 31, 2019
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥503,868	—	¥503,868
Short-term secured margin loans	320,454	4,911	325,365
Inter-bank money market loans	1,376	—	1,376
Corporate loans	1,303,221	809,669	2,112,890

Total loans receivable	¥2,128,919	¥814,580	¥2,943,499

Advances to affiliated companies	1,000	—	1,000

Total	¥2,129,919	¥814,580	¥2,944,499

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases nor sales of loans receivable during the nine and the three months ended December 31, 2018. During the same period, there were no significant reclassifications of loans receivable to trading assets.

There were no significant purchases nor sales of loans receivable during the nine and the three months ended December 31, 2019. During the same period, there were no significant reclassifications of loans receivable to trading assets.

Allowance for credit losses

Management establishes an allowance for credit losses against loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for credit losses against loans, which is reported in the consolidated balance sheets within Allowance for doubtful accounts, comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.

The specific component of the allowance reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior credit loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. Impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for credit losses against loans on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the total allowance for credit losses for the nine and three months ended December 31, 2018 and 2019.

	Millions of yen
	Nine months ended December 31, 2018
	Allowance for credit losses against loans						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥1,140	¥—	¥—	¥417	¥—	¥1,557	¥1,957	¥3,514
Provision for losses	1	363	—	—	—	364	30	394
Charge-offs	(96)	—	—	—	—	(96)	117	21
Other(1)	—	—	—	17	—	17	(5)	12

Ending balance	¥1,045	¥363	¥—	¥434	¥—	¥1,842	¥2,099	¥3,941

	Millions of yen
	Nine months ended December 31, 2019
	Allowance for credit losses against loans						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥1,052	¥370	¥—	¥868	¥—	¥2,290	¥1,879	¥4,169
Provision for losses	127	—	—	1,629	—	1,756	133	1,889
Charge-offs	—	—	—	—	—	—	3	3
Other(1)	—	15	—	(4)	—	11	(3)	8

Ending balance	¥1,179	¥385	¥—	¥2,493	¥—	¥4,057	¥2,012	¥6,069

	Millions of yen
	Three months ended December 31, 2018
	Allowance for credit losses against loans						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥1,047	¥372	¥—	¥445	¥—	¥1,864	¥2,100	¥3,964
Provision for losses	—	1	—	—	—	1	8	9
Charge-offs	(2)	—	—	—	—	(2)	(1)	(3)
Other(1)	—	(10)	—	(11)	—	(21)	(8)	(29)

Ending balance	¥1,045	¥363	¥—	¥434	¥—	¥1,842	¥2,099	¥3,941

	Millions of yen
	Three months ended December 31, 2019
	Allowance for credit losses against loans						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥1,179	¥374	¥—	¥2,462	¥—	¥4,015	¥1,984	¥5,999
Provision for losses	—	—	—	1	—	1	16	17
Charge-offs	—	—	—	—	—	—	7	7
Other(1)	—	11	—	30	—	41	5	46

Ending balance	¥1,179	¥385	¥—	¥2,493	¥—	¥4,057	¥2,012	¥6,069

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2019 and December 31, 2019.

	Millions of yen
	March 31, 2019
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥370	¥—	¥868	¥—	¥1,238
Evaluated collectively	1,052	—	—	—	—	1,052

Total allowance for credit losses	¥1,052	¥370	¥—	¥868	¥—	¥2,290

Loans by impairment methodology
Evaluated individually	¥2,792	¥166,148	¥1,699	¥976,096	¥—	¥1,146,735
Evaluated collectively	562,811	168,241	—	1,846	—	732,898

Total loans	¥565,603	¥334,389	¥1,699	¥977,942	¥—	¥1,879,633

	Millions of yen
	December 31, 2019
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥385	¥—	¥2,493	¥—	¥2,878
Evaluated collectively	1,179	—	—	—	—	1,179

Total allowance for credit losses	¥1,179	¥385	¥—	¥2,493	¥—	¥4,057

Loans by impairment methodology
Evaluated individually	¥3,323	¥146,706	¥1,376	¥1,303,043	¥—	¥1,454,448
Evaluated collectively	500,545	173,748	—	178	1,000	675,471

Total loans	¥503,868	¥320,454	¥1,376	¥1,303,221	¥1,000	¥2,129,919

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2019, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

As of December 31, 2019, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance for credit losses recognized. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2019, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

As of December 31, 2019, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amounts of TDRs which occurred during the nine and three months ended December 31, 2018 and 2019 were not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligor. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of obligor’s creditworthiness.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2019 and December 31, 2019.

	Millions of yen
	March 31, 2019
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥149,048	¥127,309	¥—	¥54,545	¥330,902
Unsecured loans at banks	233,201	1,500	—	—	234,701
Short-term secured margin loans	—	—	—	334,389	334,389
Unsecured inter-bank money market loans	1,699	—	—	—	1,699
Secured corporate loans	474,305	439,156	—	4,025	917,486
Unsecured corporate loans	16,467	311	—	43,678	60,456
Advances to affiliated companies	—	—	—	—	—

Total	¥874,720	¥568,276	¥—	¥436,637	¥1,879,633

	Millions of yen
	December 31, 2019
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥163,397	¥151,585	¥—	¥54,066	¥369,048
Unsecured loans at banks	131,822	253	—	2,745	134,820
Short-term secured margin loans	—	—	—	320,454	320,454
Unsecured inter-bank money market loans	1,376	—	—	—	1,376
Secured corporate loans	721,166	464,178	4,336	7,136	1,196,816
Unsecured corporate loans	16,247	18,730	—	71,428	106,405
Advances to affiliated companies	1,000	—	—	—	1,000

Total	¥1,035,008	¥634,746	¥4,336	¥455,829	¥2,129,919

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default – more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – more than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircraft in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases under ASC 842 “Leases” which Nomura adopted from April 1, 2019. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31, 2019			December 31, 2019
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥2,771	¥(1,498)	¥1,273	¥3,061	¥(1,796)	¥1,265
Aircraft	55,130	(310)	54,820	27,641	(518)	27,123

Total	¥57,901	¥(1,808)	¥56,093	¥30,702	¥(2,314)	¥28,388

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.

Nomura recognized lease income of ¥1,619 million and ¥333 million for the nine and three months ended December 31, 2018, respectively, and ¥2,308 million and ¥573 million for the nine and three months ended December 31, 2019, respectively. These are included in the consolidated statements of income within Revenue—Other.

The following table presents an analysis of future undiscounted lease payments to be received in connection with operating leases entered into by Nomura as lessor over the remaining lease term by relevant reporting period as of December 31, 2019. Amounts for finance leases are not disclosed as such amounts were not significant.

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Operating lease payments to be received	¥27,094	¥2,374	¥2,374	¥2,352	¥2,309	¥2,309	¥15,376

Nomura as lessee

Nomura enters into leases of office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These arrangements are primarily classified as operating leases under ASC 842 “Leases” which Nomura adopted from April 1, 2019. The total carrying value of Right-of-use (“ROU”) asset recognized in connection with operating leases as of December 31, 2019 was ¥169,247 million. The total carrying value of ROU asset recognized in connection with finance leases as of December 31, 2019 was not significant. These lease assets are reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets.

The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the nine and six months ended December 31, 2019. Amounts for finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions for those periods have not been disclosed as such amounts were not significant.

	Millions of yen	Millions of yen
	Three months ended December 31, 2019	Nine months ended December 31, 2019
Lease expense:
Operating lease cost	¥11,982	¥35,871
Other income and expenses:
Gross sublease income(1)	¥1,349	¥4,066

(1)	Gross sublease income represents income from subleases separate from lease payments made by Nomura on the head lease as lessee.

Lease cash flow information

Lease payments made in cash in connection with operating leases are classified as an operating activity in the statement of cash flows. The initial recognition of a ROU asset and lease liability on lease commencement date represents a noncash transaction.

The following tables present cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating and finance lease liabilities and the total amount of ROU assets and lease liabilities recognized during the nine months ended December 31, 2019.

Millions of yen
Nine months ended December 31, 2019
Operating cash flow for operating leases	¥36,771

Millions of yen
Nine months ended December 31, 2019
ROU assets recognized in connection with new operating leases	¥13,267

Maturity analysis of lease liabilities

The following table presents an analysis of future undiscounted lease payments to be made in connection with operating leases entered into by Nomura as lessee over the remaining lease term as of December 31, 2019 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of December 31, 2019. Amounts for finance lease liabilities as of December 31, 2019 has not been disclosed as such amounts were not significant. These lease liabilities are reported within Other liabilities in the consolidated balance sheets.

Millions of yen
December 31, 2019
Operating leases
Years of payment
Less than 1 year	¥42,091
1 to 2 years	30,141
2 to 3 years	24,126
3 to 4 years	22,305
4 to 5 years	20,977
More than 5 years	76,927

Total undiscounted lease payments	¥216,567
Less: Impact of discounting	(24,749)

Lease liabilities as reported in the consolidated balance sheets	¥191,818

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of December 31, 2019.

December 31, 2019
Operating leases
Weighted-average discount rate used to measure lease liabilities	2.2%
Weighted-average remaining lease term	8.3 years

9. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of

March 31, 2019 and as of December 31, 2019.

	Millions of yen
	March 31, 2019	December 31, 2019
Other assets—Other:
Securities received as collateral	¥282,656	¥443,608
Goodwill and other intangible assets(1)	19,792	18,363
Deferred tax assets	15,026	15,683
Investments in equity securities for other than operating purposes	175,015	176,279
Prepaid expenses	14,544	15,387
Other	241,058	295,108

Total	¥748,091	¥964,428

Other liabilities:
Obligation to return securities received as collateral	¥282,656	¥443,608
Accrued income taxes	11,898	11,543
Other accrued expenses	401,408	383,175
Other(2)	162,905	334,319

Total	¥858,867	¥1,172,645

(1)

For the nine months ended December 31, 2018, Nomura recognized impairment losses on goodwill of ¥81,372 million within the Wholesale segment. Nomura performed an impairment test based on Wholesale performance and changes in the operating environment, and impaired goodwill within the Wholesale segment. As a result, the balance of goodwill within the Wholesale segment as of December 31, 2018 was ¥nil. These impairment losses were recorded within Non-interest expense—Other in the consolidated statements of income. The fair values were determined based on a DCF method.

(2)	As a result of adopting ASU 2016-02 as of April 1, 2019, operating lease liabilities are presented through Other liabilities—Other. See Note 8 “Leases” for further information.

10. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31
	2018	2019
Basic—
Net income (loss) attributable to NHI shareholders	¥(101,286)	¥251,473
Weighted average number of shares outstanding	3,374,581,279	3,250,819,816
Net income (loss) attributable to NHI shareholders per share	¥(30.01)	¥77.36

Diluted—
Net income (loss) attributable to NHI shareholders	¥(101,323)	¥251,418
Weighted average number of shares outstanding	3,374,583,290	3,323,399,244
Net income (loss) attributable to NHI shareholders per share	¥(30.03)	¥75.65

	Millions of yen except per share data presented in yen
	Three months ended December 31
	2018	2019
Basic—
Net income (loss) attributable to NHI shareholders	¥(95,276)	¥57,066
Weighted average number of shares outstanding	3,341,074,954	3,157,789,804
Net income (loss) attributable to NHI shareholders per share	¥(28.52)	¥18.07

Diluted—
Net income (loss) attributable to NHI shareholders	¥(95,281)	¥57,053
Weighted average number of shares outstanding	3,341,076,910	3,235,718,574
Net income (loss) attributable to NHI shareholders per share	¥(28.52)	¥17.63

Net income (loss) attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the nine and the three months ended December 31, 2018 and 2019, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted earnings per share (“EPS”) reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company and affiliates, which would have minimal impact on EPS for the nine and the three months ended December 31, 2018.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company and affiliates, which would have minimal impact on EPS for the nine and the three months ended December 31, 2019.

Antidilutive stock options and other stock-based compensation plans to purchase 108,145,300 common shares were not included in the computation of diluted EPS for the nine and the three months ended December 31, 2018, respectively. Antidilutive stock options to purchase 15,463,900 common shares were not included in the computation of diluted EPS for the nine and the three months ended December 31, 2019, respectively.

11. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans of Japanese entities’ includes the following components.

	Millions of yen
	Nine months ended December 31
	2018	2019
Service cost	¥8,145	¥9,065
Interest cost	1,635	1,359
Expected return on plan assets	(4,551)	(4,528)
Amortization of net actuarial losses	2,873	3,974
Amortization of prior service cost	(796)	(792)

Net periodic benefit cost	¥7,306	¥9,078

	Millions of yen
	Three months ended December 31
	2018	2019
Service cost	¥2,716	¥3,008
Interest cost	545	453
Expected return on plan assets	(1,517)	(1,509)
Amortization of net actuarial losses	958	1,327
Amortization of prior service cost	(266)	(264)

Net periodic benefit cost	¥2,436	¥3,015

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

12. Restructuring initiatives:

Nomura continues to experience a major structural shift such as a breakdown of the traditional investment banking business model, advances in digitization, and demographic shifts due to the shrinking population and aging society in Japan. To respond to the changing environment created by these shifts, Nomura implemented various restructuring initiatives during the year ended March 31, 2019 to swiftly reengineer its business platforms and change its business approach in order to achieve sustainable growth in any business environment. In particular, Nomura has restructured its management reporting framework to eliminate the concept of regions to minimize duplication between businesses and region, reduce the number of corporate functions, downscale unprofitable and low growth businesses and reduce its activities in EMEA.

As a result of these initiatives, Nomura recognized ¥10,348 million of severance costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income during the year ended March 31, 2019 and within Nomura’s Wholesale and Other segments. As of March 31, 2019, these costs were reported as liabilities within Other liabilities in the consolidated statements of financial position. Liabilities relating to these restructuring costs (including currency translation adjustments) were ¥772 million as of December 31, 2019 and ¥9,078 million were settled during the nine months ended December, 2019.

Nomura also recognized ¥4,368 million of branch consolidation costs reported within Non-interest expenses—Occupancy and related depreciation in the consolidated statements of income during the nine months ended December 31, 2019 and within Nomura’s Retail and Other segments. As of December 31, 2019, ¥871 million were reported as liabilities within Other liabilities.

The most part of changes is expected to be completed during the year ending March 31, 2020. However, the total costs to be incurred going forward are currently under evaluation.

13. Income taxes:

For the nine months ended December 31, 2018, the difference between the effective statutory tax rate of 31% and the effective tax rate of (58.5%) was mainly due to non-deductible expenses whereas tax benefit recognized on the devaluation of investment in subsidiaries and affiliates decreased income tax expense.

For the three months ended December 31, 2018, the difference between the effective statutory tax rate of 31% and the effective tax rate of (25.9%) was mainly due to non-deductible expenses whereas non-taxable revenue decreased income tax expense.

For the nine months ended December 31, 2019, the difference between the effective statutory tax rate of 31% and the effective tax rate of 6.0% was mainly due to non-taxable income whereas non-deductible expenses increased the effective tax rate.

Non-taxable income includes approximately ¥53 billion of the tax effect from non-taxable dividend income from affiliated Nomura companies, including deemed dividend, during the nine months period ended December 31, 2019 which decreased Nomura’s effective tax rate by 19.3%.

For the three months ended December 31, 2019, the difference between the effective statutory tax rate of 31% and the effective tax rate of 14.8% was mainly due to decrease in valuation allowance of foreign subsidiaries whereas non-deductible expenses increased effective tax rate.

14. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Nine months ended December 31, 2018
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(15,596)	¥25,580	¥7,014	¥32,594	¥16,998
Pension liability adjustment	(47,837)	916	128	1,044	(46,793)
Own credit adjustments	4,077	25,358	10	25,368	29,445

Total	¥(59,356)	¥51,854	¥7,152	¥59,006	¥(350)

(1)   Change in cumulative translation adjustments, net of tax in other comprehensive income (loss) for nine months ended December 31, 2018 includes reclassification adjustment of ¥6,956 million for loss due to substantially complete liquidation of an investment in a foreign entity. The adjustment is recognized in Non-interest expenses-Other.

	Millions of yen
	Nine months ended December 31, 2019
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥17,833	¥(17,385)	¥623	¥(16,762)	¥1,071
Pension liability adjustment	(71,107)	1,776	3,016	4,792	(66,315)
Own credit adjustments	24,224	(16,603)	(781)	(17,384)	6,840

Total	¥(29,050)	¥(32,212)	¥2,858	¥(29,354)	¥(58,404)

(1) Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Three months ended December 31, 2018
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥45,536	¥(28,590)	¥52	¥(28,538)	¥16,998
Pension liability adjustment	(46,580)	(256)	43	(213)	(46,793)
Own credit adjustments	7,417	22,039	(11)	22,028	29,445

Total	¥6,373	¥(6,807)	¥84	¥(6,723)	¥(350)

(1) Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Three months ended December 31, 2019
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(20,802)	¥21,874	¥(1)	¥21,873	¥1,071
Pension liability adjustment	(67,190)	141	734	875	(66,315)
Own credit adjustments	20,549	(13,787)	78	(13,709)	6,840

Total	¥(67,443)	¥8,228	¥811	¥9,039	¥(58,404)

(1) Reclassifications out of accumulated other comprehensive income (loss) were not significant.

15. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite debt and equity securities that may be issued by clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura.

	Millions of yen
	March 31, 2019	December 31, 2019
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,593,439	¥1,204,709
Other commitments to extend credit	1,100,929	1,256,068

Total	¥2,694,368	¥2,460,777

Commitments to invest	¥14,413	¥16,020

As of December 31, 2019, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,204,709	¥1,204,709	¥—	¥—	¥—
Other commitments to extend credit	1,256,068	174,462	148,988	259,549	673,069

Total	¥2,460,777	¥1,379,171	¥148,988	¥259,549	¥673,069

Commitments to invest	¥16,020	¥782	¥4	¥5,920	¥9,314

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of February 14, 2020, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥37 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleged that FHLB-Boston purchased RMBS certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. On December 16, 2019, the parties settled the matter for $34 million and the action has been dismissed.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, Nomura Home Equity Loan Inc. (“NHEL”), NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to the GSEs upon the GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries appealed the decision to the United States Court of Appeals for the Second Circuit and agreed, subject to the outcome of the appeal, to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million. On September 28, 2017, the Second Circuit affirmed the judgment of the district court. On March 12, 2018, the Company’s U.S. subsidiaries filed a petition for certiorari to the U.S. Supreme Court. On June 25, 2018, the U.S. Supreme Court denied the petition for certiorari. The judgment has been satisfied and the proceedings have been discontinued.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) was served on NIP. The claim is made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 434 million on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million on grounds similar to those in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On 8 November 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. The detailed reasoning for the verdict (including the rationale for the penalties imposed) is expected to be released in the next few months at which point NIP will consider all its options, including any appeal. The penalties will not be enforceable until all appeals have been concluded. Given the limited amount of information available to Nomura at this time, the Company is unable to estimate whether the amounts referred to above represent the reasonably possible maximum loss in respect of these matters. Until the detailed reasoning of the court is received, such amounts represent the only available quantifiable basis of potential loss at this stage even though they may not necessarily represent the eventual outcome in respect of these matters.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees do not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP is vicariously liable to pay the fines imposed on its former employees. NIP has paid the fines and appealed the decision to the Milan Court of Appeal.

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim related to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleged that NIP failed to comply with its duties under an advisory agreement and sought to recover approximately EUR 35 million in damages. On December 20, 2017, NIP entered into a settlement agreement with the Municipality pursuant to which the Municipality withdrew its proceedings against NIP. The proceedings have since been discontinued.

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other third parties in respect of government, supranational, sub-sovereign and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and NSI are also defendants to class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. NIP and NSI are also defendants to a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law. Additionally, NIP and NSI have been served with a separate class action complaint filed in the United States Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for European government bonds.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages and interest.

In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleges that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and seeks reimbursement of those payments.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.33 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses.

On February 8, 2018 for the action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and on December 25, 2018 for the action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions between 2006 and 2012, NSC entered into settlement agreements with the relevant parties and each proceeding has since been discontinued.

In February 2018, a determination was made that there would be an early redemption of the NEXT NOTES S&P500 VIX Short-Term Futures Inverse Daily Excess Return Index ETN (“Product”), and with respect to matters such as losses that occurred due to this early redemption for clients who purchased the Product, in terms of claims such as mediation procedures before the Non-Profit Organization, Financial Instruments Mediation Assistance Center (“FINMAC”) and lawsuits (“Claims”), where there has been an indication of a decision that NSC has a certain amount of responsibility, NSC has been carryings out compensation of losses on this basis. Currently, a considerable number of clients have filed Claims and it is expected that it will be necessary to continue to carry out compensation of losses on the basis of the Claim for the purpose of resolving this matter.

The United States Department of Justice (“DOJ”), led by the United States Attorney’s Office for the Eastern District of New York, investigated NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (the Company’s U.S. subsidiaries) for possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 focusing on RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries cooperated with the investigation and on October 15, 2018, the Company’s U.S. subsidiaries reached a settlement with DOJ pursuant to which the U.S. subsidiaries paid $480 million to resolve the matter.

The United States Securities and Exchange Commission (“SEC”) and the DOJ investigated past activities of several former employees of NSI in respect of commercial and residential mortgage-backed securities transactions. NSI entered into settlements with the SEC on July 15, 2019, concerning its supervision of certain former employees. Pursuant to the settlements, NSI paid penalties of $1.5 million to the SEC and deposited $25 million in a segregate account which will be used to reimburse certain clients in connection with the related cases.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of any liability (if any) recognized in respect of this matter.

Cyber security incident

In June 2018, a foreign Nomura subsidiary experienced a spear phishing incident that resulted in the unauthorized access to the firm’s desktop network including client information, requiring us to immediately launch an internal investigation to assess and remediate the incident, notify the appropriate authorities of its occurrence and communicate with clients and other individuals whose data may have been impacted. As a result of this incident, Nomura may suffer financial loss through reputational damage, legal liability and enforcement actions and through the cost of additional resources to both remediate this incident and also to enhance and strengthen cybersecurity of other Nomura group companies. As the extent and potential magnitude of this incident have yet to be determined, the Company cannot provide an estimate of the reasonably possible loss in respect of this matter.

Administrative action by Financial Services Agency of Japan

On May 28, 2019, NSC received an administrative action (a business improvement order) from Financial Services Agency of Japan (“FSA”) in accordance with Article 51 of the Financial Instruments and Exchange Act of Japan (“FIEA”) due to NSC’s improper communication of information. On the same day, for the same reason, the Company also received an administrative action (a business improvement order) from FSA in accordance with Article 57-19 (1) of the FIEA. Because of such administrative action, NSC has lost some of business opportunities. On June 3, 2019, the Company and NSC submitted reports on their business improvement measures to FSA and the reports were accepted by FSA. However, there is a possibility that Nomura will continue to lose business opportunities due to the damage to our reputation and other causes, and the Company’s financial condition and business performance may be affected onward. However, it is difficult for the Company to reasonably estimate the financial impact at this moment.

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2019		December 31, 2019
	Carrying value	Maximum potential payout/ Notional total	Carrying value	Maximum potential payout/ Notional total
Derivative contracts(1)(2)	¥4,315,743	¥281,605,308	¥4,099,384	¥284,296,565
Standby letters of credit and other guarantees(3)	80	5,764	—	2,371

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	The amounts of collaterals held in connection with standby letters of credit and other guarantees are ¥2,481 million and ¥ nil as of March 31, 2019 and December 31, 2019, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of December 31, 2019.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,099,384	¥284,296,565	¥72,851,844	¥82,407,417	¥37,136,195	¥91,901,109
Standby letters of credit and other guarantees	—	2,371	9	1,195	1,166	1

16. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. The operating result of Merchant Banking Division is included in “Other.”

The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2018
Non-interest revenue	¥259,305	¥57,991	¥360,742	¥94,915	¥772,953
Net interest revenue	6,020	8,957	52,406	(15,798)	51,585

Net revenue	265,325	66,948	413,148	79,117	824,538
Non-interest expenses	219,136	47,191	511,532	99,711	877,570

Income (loss) before income taxes	¥46,189	¥19,757	¥(98,384)	¥(20,594)	¥(53,032)

Nine months ended December 31, 2019
Non-interest revenue	¥242,764	¥77,623	¥427,058	¥221,661	¥969,106
Net interest revenue	4,801	7,958	75,653	(2,382)	86,030

Net revenue	247,565	85,581	502,711	219,279	1,055,136
Non-interest expenses	216,546	48,073	420,580	92,181	777,380

Income (loss) before income taxes	¥31,019	¥37,508	¥82,131	¥127,098	¥277,756

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2018
Non-interest revenue	¥84,783	¥5,689	¥124,080	¥38,264	¥252,816
Net interest revenue	1,999	10,489	4,118	1,133	17,739

Net revenue	86,782	16,178	128,198	39,397	270,555
Non-interest expenses	72,733	15,617	224,073	24,338	336,761

Income (loss) before income taxes	¥14,049	¥561	¥(95,875)	¥15,059	¥(66,206)

Three months ended December 31, 2019
Non-interest revenue	¥88,391	¥16,026	¥155,500	¥37,174	¥297,091
Net interest revenue	1,652	9,379	31,027	(1,479)	40,579

Net revenue	90,043	25,405	186,527	35,695	337,670
Non-interest expenses	72,403	16,085	143,324	33,479	265,291

Income (loss) before income taxes	¥17,640	¥9,320	¥43,203	¥2,216	¥72,379

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of Income (loss) before income taxes in “Other.”

	Millions of yen
	Nine months ended December 31
	2018	2019
Net gain (loss) related to economic hedging transactions	¥(4,754)	¥22,170
Realized gain on investments in equity securities held for operating purposes	158	6,265
Equity in earnings of affiliates	16,599	21,072
Corporate items	(25,570)	(12,339)
Other(1)(2)	(7,027)	89,930

Total	¥(20,594)	¥127,098

	Millions of yen
	Three months ended December 31
	2018	2019
Net gain (loss) related to economic hedging transactions	¥25,071	¥2,333
Realized gain on investments in equity securities held for operating purposes	106	4,935
Equity in earnings of affiliates	1,444	4,798
Corporate items	631	(9,095)
Other(1)	(12,193)	(755)

Total	¥15,059	¥2,216

(1)	Includes the impact of Nomura’s own creditworthiness.
(2)	Includes gain of ¥73,293 million from the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd. for the nine months ended December 31, 2019.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income (loss) before income taxes in the consolidated statements of income.

	Millions of yen
	Nine months ended December 31
	2018	2019
Net revenue	¥824,538	¥1,055,136
Unrealized gain (loss) on investments in equity securities held for operating purposes	(9,022)	(4,777)

Consolidated net revenue	¥815,516	¥1,050,359

Non-interest expenses	¥877,570	¥777,380
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥877,570	¥777,380

Income (loss) before income taxes	¥(53,032)	¥277,756
Unrealized gain (loss) on investments in equity securities held for operating purposes	(9,022)	(4,777)

Consolidated income (loss) before income taxes	¥(62,054)	¥272,979

	Millions of yen
	Three months ended December 31
	2018	2019
Net revenue	¥270,555	¥337,670
Unrealized gain (loss) on investments in equity securities held for operating purposes	(9,958)	(2,692)

Consolidated net revenue	¥260,597	¥334,978

Non-interest expenses	¥336,761	¥265,291
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥336,761	¥265,291

Income (loss) before income taxes	¥(66,206)	¥72,379
Unrealized gain (loss) on investments in equity securities held for operating purposes	(9,958)	(2,692)

Consolidated income (loss) before income taxes	¥(76,164)	¥69,687

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Nine months ended December 31
	2018	2019
Net revenue(1):
Americas	¥122,024	¥196,946
Europe	102,850	90,127
Asia and Oceania	33,978	39,442

Subtotal	258,852	326,515
Japan	556,664	723,844

Consolidated	¥815,516	¥1,050,359

Income (loss) before income taxes:
Americas	¥(110,355)	¥31,783
Europe	(31,304)	5,384
Asia and Oceania	(3,722)	23,165

Subtotal	(145,381)	60,332
Japan	83,327	212,647

Consolidated	¥(62,054)	¥272,979

	Millions of yen
	Three months ended December 31
	2018	2019
Net revenue(1):
Americas	¥26,991	¥71,672
Europe	33,049	29,206
Asia and Oceania	14,062	6,185

Subtotal	74,102	107,063
Japan	186,495	227,915

Consolidated	¥260,597	¥334,978

Income (loss) before income taxes:
Americas	¥(87,095)	¥16,374
Europe	(14,505)	2,345
Asia and Oceania	(3,923)	993

Subtotal	(105,523)	19,712
Japan	29,359	49,975

Consolidated	¥(76,164)	¥69,687

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2019	December 31, 2019
Long-lived assets:
Americas	¥50,829	¥87,429
Europe	56,821	56,011
Asia and Oceania	9,588	26,230

Subtotal	117,238	169,670
Japan	252,420	309,596

Consolidated	¥369,658	¥479,266

2. Other

On October 29, 2019, the Board of Directors resolved to pay the dividend based on the record date of September 30, 2019 to shareholders registered as of September 30, 2019.

a. Total dividend based on the record date of September 30, 2019	¥48,483 million
b. Dividend based on the record date of September 30, 2019 per share	¥15.0

[Translation]

Quarterly Review Report of Independent Auditor

February 14, 2020

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Hisashi Yuhara
Certified Public Accountant
Designated and Engagement Partner

Toru Nakagiri
Certified Public Accountant
Designated and Engagement Partner

Kenjiro Tsumura
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Financial Information section for the three-month and nine-month periods ended December 31, 2019 within the fiscal period from April 1, 2019 to March 31,2020, which comprise the quarterly consolidated balance sheet, the quarterly consolidated statements of income, comprehensive income, changes in equity and cash flows, and the related notes, pursuant to the requirement of the rule specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements) pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements”, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express a conclusion on the quarterly consolidated financial statements based on our quarterly review. We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan.

A quarterly review of the quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A quarterly review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan.

We believe that we have obtained the evidence to provide a basis for our conclusion.

Auditor’s Conclusion

Based on our quarterly review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and its consolidated subsidiaries as of December 31, 2019, and the consolidated results of their operations for the three-month and nine-month periods then ended and cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Quarterly Review Report of Independent Auditor and the Company maintains the original report.
*2.	XBRL data is not included in the scope of the quarterly review.

(Note)

This is an English translation of the Japanese language Quarterly Review Report of Independent Auditor issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the quarterly consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2019 within the fiscal period from April 1, 2019 to March 31, 2020. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the quarterly consolidated financial statements for the above-mentioned period which are included in this report on Form 6-K.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Koji Nagai, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended December 31, 2019 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.